[GRUPO EDP logo]  [ESCELSA logo]

                              QUARTERLY FINANCIAL STATEMENTS AS OF JUNE 30, 2003
--------------------------------------------------------------------------------

                                          BALANCE SHEETS

                                 (In thousands of Brazilian reais)
       (ConvenienceTranslation into English from the Original Previously Issued in Portuguese)

                      ASSETS                   PARENT COMPANY                    CONSOLIDATED
                                           --------------------------------------------------
                                              JUN-03       MAR-03       JUN-03       MAR-03
                                           --------------------------------------------------

CURRENT:
   Cash and banks                                4,465        6,337        5,966        9,118
   Accounts receivable                         257,785      267,427      447,326      420,623
   Other accounts receivable                     4,435       11,027        8,474        9,571
   Recoverable taxes                            20,420        6,811       42,028       28,869
   Allowance for doubtful accounts             (30,584)     (27,227)     (45,443)     (40,983)
   Material and supplies                         3,364        3,585        5,540        5,741
   Marketable securities                       240,047      285,544      250,608      294,448
   Escrow deposits                                   -       39,382            -       39,382
   Deposits                                      1,266          529        1,266          529
   Services in progress                          7,519        5,008        9,615        6,665
   Accounts receivable - UTE Campo Grande            -            -       48,824       39,485
   Other credits                                 1,289        2,984        6,284        7,535
   Prepaid expenses                             16,497        7,869       53,517       47,734
                                           --------------------------------------------------
                                               526,503      609,276      834,005      868,717
                                           --------------------------------------------------
LONG-TERM ASSETS:

   Accounts receivable                         185,197      184,379      279,270      290,054
   Tariff bonus and surcharges                   5,833        5,833        5,833        9,718
   Affiliates and subsidiaries                   1,980       21,220       72,053       68,766
   Escrow deposits                              81,410       78,090      109,000      102,459
   Deposits                                          -            -        5,738        6,699
   Debt issuance costs                           2,305        2,498        2,305        2,498
   Deferred income taxes                       122,789      149,846      235,711      266,337
   Other credits - low income consumers          8,094       18,818       12,378       26,669
   Other credits                                 7,351        4,808       11,398        8,942
   Prepaid expenses                            119,427      105,765      169,366      148,984
                                           --------------------------------------------------
                                               534,386      571,257      903,052      931,126
                                           --------------------------------------------------
PERMANENT ASSETS:

   Investments                                 852,570      771,265      374,275      374,332

   Property, plant and equipment               743,362      750,097    1,476,446    1,476,761

   Deferred charges                                  -            -            -           79
                                           --------------------------------------------------
                                             1,595,932    1,521,362    1,850,721    1,851,172
                                           --------------------------------------------------
TOTAL ASSETS                                 2,656,821    2,701,895    3,587,778    3,651,015
                                           ==================================================


--------------------------------------------------------------------------------
                     QUARTERLY EARNINGS RELEASE - JUNE 2003                    1

[GRUPO EDP logo]  [ESCELSA logo]

                              QUARTERLY FINANCIAL STATEMENTS AS OF JUNE 30, 2003
--------------------------------------------------------------------------------

                                          BALANCE SHEETS

                                 (In thousands of Brazilian reais)
       (ConvenienceTranslation into English from the Original Previously Issued in Portuguese)

    LIABILITIES AND SHAREHOLDERS'S EQUITY     PARENT COMPANY                    CONSOLIDATED
                                           --------------------------------------------------
                                              JUN-03       MAR-03       JUN-03       MAR-03
                                           --------------------------------------------------
CURRENT:
                                           --------------------------------------------------
CURRENT LIABILITIES:
   Suppliers                                    89,810       90,986      141,560      135,172
   Payroll                                       1,850        1,940        3,446        3,602
   Accrued interest and fees                    62,985       37,654       73,865       50,456
   Loans and financing                         167,634      161,374      349,321      357,885
   Accrued taxes and social contributions       69,705       21,873       99,402       43,187
   Dividends                                        21           21           33           30
   Postretirement benefits                       1,652        1,886        1,652        1,886
   Accrued  obligations                         10,170        7,322       19,834       14,916
   Regulatory charges                            8,719        9,129       15,094       16,302
   Provision for contingencies                       -       39,382            -       39,382
   Variation of Parcel A items                  22,766       10,059       31,893       20,353
   Other accounts payable                       18,160       17,522       27,673       27,066
                                           --------------------------------------------------
                                               453,472      399,148      763,773      710,237
                                           --------------------------------------------------
LONG - TERM LIABILITIES:

   Suppliers                                    57,602       60,640       82,132       86,868
   Accrued interest and fees                         -            -                         -
   Loans and financing                       1,477,194    1,708,642    1,864,652    2,117,842
   Postretirement benefits                      28,212       28,212       28,212       28,212
   Deferred income taxes                                          -                          -
   Affiliates and subsidiaries                      67          150          133           86
   Provision for contingencies                 129,996      114,510      178,466      156,811
   Variation of Parcel A items                  43,958       30,762       46,055       31,698
   Other accounts payable                       60,038       54,683       63,880       58,395
                                           --------------------------------------------------
                                             1,797,067    1,997,599    2,263,530    2,479,912
                                           --------------------------------------------------
MINORITY INTEREST                                    -            -      154,193      155,718
                                           --------------------------------------------------
SHAREHOLDERS' EQUITY:
   Capital stock                               153,947      153,947      153,947      153,947
   Capital reserves                             65,688       65,688       65,688       65,688
   Retained earnings                           183,260       82,126      183,260       82,126
                                           --------------------------------------------------
                                               402,895      301,761      402,895      301,761
                                           --------------------------------------------------
   Credits for capital increase                  3,387        3,387        3,387        3,387
                                           --------------------------------------------------
                                               406,282      305,148      406,282      305,148
                                           --------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY   2,656,821    2,701,895    3,587,778    3,651,015
                                           ==================================================



--------------------------------------------------------------------------------
                     QUARTERLY EARNINGS RELEASE - JUNE 2003                    2

[GRUPO EDP logo]  [ESCELSA logo]

                              QUARTERLY FINANCIAL STATEMENTS AS OF JUNE 30, 2003
--------------------------------------------------------------------------------

                                               STATEMENTS OF INCOME
                            (In thousands of Brazilian reais, except income per share)
             (Convenience Translation into English from the Original Previously Issued in Portuguese)
                                                PARENT COMPANY               CONSOLIDARED
                                           ------------------------------------------------------------
                                           1st Half 2003   1st Half 2002   1st Half 2003  1st Half 2002
                                           ------------------------------------------------------------
OPERATING REVENUES:
  Electricity sales to final customers       566,972        480,787          889,953        745,313
  Contingency fee                             22,478              -           31,721              -
  Electricity sales to distributors           12,425         29,967           12,040         11,599
  Use of transmission and distribution system 18,258          6,344           19,326          6,353
  Other revenues                              14,259          4,169           26,764         12,998
                                           ------------------------------------------------------------
                                             634,392        521,267          979,804        776,263
                                           ------------------------------------------------------------
  Deductions from operating revenues:
    State value-added taxes - ICMS          (136,712)      (122,714)        (193,425)      (167,965)
    PIS and COFINS tax                       (24,292)       (19,033)         (37,504)       (27,328)
    Global reserve for reversion quota - RGR  (8,024)        (8,136)         (13,475)       (13,842)
    Contingency fee                          (22,478)             -          (31,721)             -
    Tax on services (ISSQN)                      (32)           (39)            (430)          (302)
                                           ------------------------------------------------------------
                                            (191,538)      (149,922)        (276,555)      (209,437)
                                           ------------------------------------------------------------
      Net operating revenues                 442,854        371,345          703,249        566,826
                                           ------------------------------------------------------------
OPERATING EXPENSES:
  Electricity purchased for resale          (244,851)      (224,563)        (359,014)      (321,476)
  Depreciation and amortization              (29,332)       (28,343)         (58,144)       (59,912)
  Personnel                                  (33,243)       (29,699)         (59,679)       (54,269)
  Material                                    (3,603)        (3,210)          (9,746)        (7,664)
  Third-party services                       (15,181)       (15,103)         (30,520)       (29,341)
  Fuel usage quota - CCC                     (21,070)       (26,464)         (32,916)       (38,167)
  Provision for contingencies                (14,001)        (1,256)         (19,877)        (2,029)
  Other                                      (22,973)       (17,807)         (35,136)       (25,674)
                                           ------------------------------------------------------------
                                            (384,254)      (346,445)        (605,032)      (538,532)

                                           ------------------------------------------------------------
      INCOME FROM OPERATIONS                  58,600         24,900           98,217         28,294
                                           ------------------------------------------------------------
EQUITY IN SUBSIDIARIES                         3,787        (14,452)               -              -
                                           ------------------------------------------------------------
FINANCIAL REVENUES:
  Income from temporary cash investments      29,586         33,653           37,917         39,822
  Increase in overdue collections              8,183          4,770           14,301          7,224
  Hedge                                       (2,176)         7,335           (2,176)        17,970
  Regulatory assets - SELIC                   23,173         13,766           45,172         23,131
  Other                                        7,911          4,496           11,885          9,544
                                           ------------------------------------------------------------
                                              66,677         64,020          107,099         97,691
                                           ------------------------------------------------------------
FINANCIAL EXPENSES:

  Monetary variation - electricity purchase  (12,807)        (3,874)         (13,121)        (5,002)
  Monetary and exchange variation
  on loans and financing                     289,823       (235,572)         303,034       (266,797)
  Interest on loans and financing            (95,889)       (74,042)        (138,606)      (100,248)
  Other                                      (22,014)        (9,619)         (31,872)       (12,863)
                                           ------------------------------------------------------------
                                             159,113       (323,107)         119,435       (384,910)
                                           ------------------------------------------------------------
             FINANCIAL RESULTS               225,790       (259,087)         226,534       (287,219)
                                           ------------------------------------------------------------
             OPERATING PROFIT (LOSS)         288,177       (248,639)         324,751       (258,925)
                                           ------------------------------------------------------------
  NON-OPERATING REVENUES                         308            263              407            512
  NON-OPERATING EXPENSES                      (1,810)        (3,319)         (24,927)        (5,303)
                                           ------------------------------------------------------------
             NON-OPERATING INCOME(LOSS), NET  (1,502)        (3,056)         (24,520)        (4,791)
                                           ------------------------------------------------------------
INCOME(LOSS) BEFORE TAXES                    286,675       (251,695)         300,231       (263,716)
                                           ------------------------------------------------------------
  Social contribution                        (26,387)        18,786          (30,578)        20,546
  Income tax                                 (77,028)        58,541          (89,238)        64,129
                                           ------------------------------------------------------------
                                            (103,415)        77,327         (119,816)        84,675
                                           ------------------------------------------------------------
INCOME(LOSS) AFTER TAXES                     183,260       (174,368)         180,415       (179,041)
                                           ------------------------------------------------------------
MINORITY SHARE IN PROFIT                           -              -            2,845          4,673
                                           ------------------------------------------------------------
NET INCOME(LOSS) FOR THE PERIOD              183,260       (174,368)         183,260       (174,368)
                                           ============================================================
        Net Income(loss) per share - R$        40.27         (38.31)               -               -
                                           ============================================================



--------------------------------------------------------------------------------
                     QUARTERLY EARNINGS RELEASE - JUNE 2003                    3

[GRUPO EDP logo]  [ESCELSA logo]

                              QUARTERLY FINANCIAL STATEMENTS AS OF JUNE 30, 2003
--------------------------------------------------------------------------------

               QUARTERLY FINANCIAL STATEMENTS AS OF JUNE 30, 2003
            STATEMENTS OF CASH FLOWS an thousands of Brazilian reais)
             (Convenience Translation into English from the Original
                        Previously Issued in Portuguese)

                                                           PARENT COMPANY             CONSOLIDATED
                                                    ------------------------------------------------------------
                                                     1st Half 2003   1st Half 2002   1st Half 2003  1st Half 2002
                                                    ------------------------------------------------------------
 From operations:

 Net Income(loss) for the period                           183,260      (174,368)       183,260        (174,368)
 Adjustments to reconcile income to cash provided by operating activities:
 Operating activities:
 Long term interest and monetary and exchange variation   (284,993)       235,572      (301,330)        254,153
 Equity in subsidiaries                                     (3,787)        14,452             -               -
 Depreciation and amortization                              29,332         28,343        58,144          59,912
 Disposal of property, plant and equipment                   1,441          2,330         2,434           5,070
 Provision for losses - UTE Campo Grande                         -              -        19,794               -
 Provision for contingencies                                 2,927          5,764        11,835           6,797
 Regulatory assets                                               -            (60)      (11,028)        (12,976)
 Liabilities adjustments                                     5,691          4,541         5,691           4,541
 Deferred income taxes                                      39,699        (75,712)       43,304         (83,130)
 Minority share in profit                                        -              -        (2,845)         (4,673)
 Remuneration on construction work in progress                   -              -          (561)           (745)
                                                    ------------------------------------------------------------
                                                          (26,430)         40,862         8,698          54,581
                                                    ------------------------------------------------------------
 Changes in current assets and liabilities:
 Accounts receivable                                        19,777        (36,339)       (2,014)        (35,199)
 Other accounts receivable                                  27,299          6,498        25,862          (1,901)
 Other credits-UTE Campo Grande                                  -              -       (42,727)              -
 Other credits                                              45,931         (9,971)       44,545         (16,703)
 Prepaid expenses                                         (10,718)        (20,960)      (29,040)        (23,580)
 Suppliers                                                (14,930)        (25,123)      (13,797)        (21,762)
 Accrued taxes and social contributions                        203          4,670        11,517             972
 Accrued obligations                                       (2,848)         (3,194)       (2,736)         (2,938)
 Regulatory charges                                          1,570         (2,443)        1,259          (3,619)
 Postretirement benefits                                      (390)              -         (390)              -
 Variation of Parcel A items                                16,805         28,825        20,977          29,212
 Other                                                       7,548          1,201        12,275           1,721
                                                    ------------------------------------------------------------
                                                            90,247        (56,836)       25,731         (73,797)
                                                    ------------------------------------------------------------
 Change in non-current assets and liabilities:

 Accounts receivable                                         5,643          3,565        13,987           3,565
 Escrow deposits                                            (9,235)        (5,346)      (14,447)         (8,575)
 Tariff bonus and surcharges                                     -          2,407             -           2,856
 Affiliates and subsidiaries                                 4,731            891           208         (41,502)
 Prepaid expenses                                          (25,862)         2,409       (26,993)         (5,410)
 Variation of Parcel A items                                14,416              -        14,036               -
 Other credits - low income                                  4,940              -         6,340               -
 Suppliers                                                    (744)         7,357          (744)          7,357
 Other                                                      17,538          5,929        22,949           7,313
                                                    ------------------------------------------------------------
                                                            11,427         17,212        15,336         (34,396)
                                                    ------------------------------------------------------------
 Net cash provided (use in) operating activities            75,244          1,238        49,765         (53,612)
                                                    ------------------------------------------------------------
 Investing activities:
 Additions to property, plant and equipment                (22,504)       (22,828)      (59,841)        (87,240)
 Additions to investments                                 (101,133)       (66,996)            2            (102)
 Obligations related to the concession                       3,913          1,868         5,400           1,950
                                                    ------------------------------------------------------------
 Net cash used in investing activities                    (119,724)       (87,956)      (54,439)        (85,392)
                                                    ------------------------------------------------------------
 Financing activities:
 Loans and financing                                        (5,578)        39,767       (51,913)         60,367
 Accrued interest and fees                                 (12,955)        11,055       (13,176)         11,939
 Dividends                                                       -              -          (291)         (4,531)
 Affiliates and subsidiaries                                   (70)             -             -          34,687
                                                    ------------------------------------------------------------
 Net cash provided by (used in) financing activities       (18,603)        50,822       (65,380)        102,462
                                                    ------------------------------------------------------------
 Net increase(decrease)in cash and cash equivalents        (63,083)       (35,896)      (70,054)        (36,542)
                                                    ------------------------------------------------------------
 Cash and cash equivalents at the beginning of the period  307,595        257,765       326,628         259,497
                                                    ------------------------------------------------------------
 Cash and cash equivalents at the end of the period        244,512        221,869       256,574         222,955
                                                    ------------------------------------------------------------
                                                           (63,083)       (35,896)      (70,054)       (36,542)
                                                    ------------------------------------------------------------



--------------------------------------------------------------------------------
                     QUARTERLY EARNINGS RELEASE - JUNE 2003                    4

[GRUPO EDP logo]  [ESCELSA logo]

                              QUARTERLY FINANCIAL STATEMENTS AS OF JUNE 30, 2003
--------------------------------------------------------------------------------


1. OPERATIONAL CONTEXT

ESPIRITO SANTO CENTRAIS ELETRICAS S.A. - ESCELSA is a public Brazilian corporation controlled by the Group Eletricidade de Portugal S.A. - EDP, through IVEN S.A. Engaged in the generation, transmission, distribution and the sale of electric energy, the Company's activities are regulated by the National Electric Energy Agency (Agencia Nacional de Energia E16trica - ANEEL), part of the Ministry of Mines and Energy.

Escelsa's activities cover 70 of the 77 municipalities within 41,372 Km2 (concession area), which represent 90% of the total area of the State of Espirito Santo (ES). Within the concession area, the Company serves 93,97% of Espirito Santo consumers.

ESCELSA is the majority shareholder of (1) MAGISTRA PARTICIPA(~OES S.A., which is the controlling shareholder of EMPRESA ENERGETICA DE MATO GROSSO DO SUL S.A.
- ENERSUL (concessionary of generation, transmission and distribution of electric energy in the State of Mato Grosso do Sul) and 100% shareholder of CASTELO ENERGETICA S.A. - CESA (company incorporated to operate in the exploitation of water resources, thermal energy generation and exploitation of transmission network) of (2) TV A CABO VIT6RIA S.A. - TVIX, a Pay TV company servicing residential condominiums in the municipalities of Vit6ria and Vila Velha - ES and of (3) ESCELSA PARTICIPA(;6ES S.A. - ESCELSAPAR, which provides various services in the area of information technology.

ESCELSAPAR signed, on March 31, 2003, an agreement with Universo on Line - UOL to promote the transfer of part of ESCELSAPAR customers to UOL during the period from April 1, 2003 to June 30, 2003. It will result in the discontinuance of ESCELSAPAR internet provider services in some areas located in Espirito Santo and Mato Grosso do Sul.

Based on the Agreement, UOL will pay ESCELSAPAR an amount, which will be determined directly by the number of migrated subscribers and the cession of its subscribers portfolio.

ESCELSAPAR will continue to render services specially to ESCELSA and ENERSUL, in the attendance of electric energy consumers, via internet.

The subsidiary ENERSUL has taken steps to raise funding through long-term obligations with domestic and international banks due to its liquidity position and to improve its overall debt profile, both in terms of costs and maturity.

2. PRESENTATION OF FINANCIAL STATEMENTS

The financial statements were prepared in accordance with accounting practices set forth by the Brazilian Corporate Law, specific legislation applicable to electric utility concessionaires established by National Electric Energy Agency
- ANEEL and regulations of the Brazilian Securities Commission - CVM, which are basically the same adopted in the December 31, 2002 financial statements, published on March 28, 2003.

3. MARKETABLE SECURTTES PARENT COMPANY

                                                                        PARENT COMPANY
                                     -------------------------------------------------------------
     FINANCIAL INSTITUTION          TYPE                   MATURITY          Jun-2003    Mar-2003
 -----------------------------   ----------          --------------------   ----------  ----------
 Banco Pactual S.A                  NBC-E                Nov-2005               21,747      24,126
 Citibank S.A                       NBC-E            Dec-2003 to Oct-2006       20,740      28,027
 Banco Itau S.A.                    NBC-E                Nov-2006               50,428      54,639
 Credit Suisse                      NBC-E                Nov-2006               50,023      54,639
 Banco BBA Credtanstalt S.A.        NBC-E            Mar-2004 a Nov-2006        96,884     123,931
 Other                              Other                    -                     225         182
    FINANCIAL INSTITUTION           TYPE                                    ----------   ---------
                                                                               240,047     285,544
                                                                            ==========   =========


                                                           CONSOLIDATED
                                        -----------------------------------------------------
         FINANCIAL INSTITUTION           TYPE                MATURITY     Jun-2003   Mar-2003
     -----------------------------    ----------       -----------------  ---------- --------

 Banco Pactual S.A.                 NBC-E               Nov-2005            21,747     24,126
 Citibank S.A.                      NBC-E         Dec-2003 to Oct-2006      20,740     28,027
 Banco Itau S.A.                    NBC-E               Nov-2006            50,428     54,639
 Credit Suisse                      NBC-E               Nov-2006            50,023     54,639
 Banco BBA Credtanstalt S.A.        NBC-E          Mar-2004 a Nov-2006      96,884    123,931
 Citibank S.A.                        NA                      -                259         26
 Banco do Brasil S.A.             Investments Funds           -              9,124      8,625
 Other                                Other                   -              1,403        435
                                                                        ----------  ---------
                                                                           250,608    294,448
                                                                        ==========  =========

In June 2002, the Company set-up provisions for the reduction to market value of its entire NBC-E portfolio. Since then, the provision has been adjusted according to official market indicators, when the market value is lower than acquisition cost. By the end of the quarter, the provision was fully reversed and the NBCE portfolio is now recorded at acquisition cost plus contractual updating.



--------------------------------------------------------------------------------
                     QUARTERLY EARNINGS RELEASE - JUNE 2003                    5

[GRUPO EDP logo]  [ESCELSA logo]

                              QUARTERLY FINANCIAL STATEMENTS AS OF JUNE 30, 2003
--------------------------------------------------------------------------------

4. ACCOUNTS RECEIVABLE

                                                          PARENT COMPANY
                                  -------------------------------------------------------------
                                    Current    Past due up  Past due          Total     Total
                                               to 90 days   over 90 days    June-2003  Mar-2003
                                  ----------   ----------   ------------    ---------  --------
CURRENT
FINAL CUSTOMERS
  Residential                     28,256         22,758         2,909      53,923         59,173
  Industrial                      28,312          3,880         3,413      35,605         40,307
  Commercial, services and
  other activities                17,056          7,230         2,392      26,678         28,554
  Rural                            6,328          2,200           660       9,188          8,743
  Public authority:
    Federal                          595            313           543       1,451          1,253
    State                          1,067          1,260        14,772      17,099         16,851
    Municipal                      1,542          1,307         1,313       4,162          4,222
  Public lighting                  3,446          1,741         2,887       8,074          9,074
  Public service                   2,392             93           132       2,617          2,571
 Regulatory assets:
  Recoverable losses              32,772              -             -      32,772         33,681
  Free energy                      8,605              -             -       8,605         10,778
  Installment debts               10,921          1,449         2,254      14,624         13,250
  Other credits                    8,836            843           290       9,969          7,528
                                 -------         ------         -----     -------        --------
                                 150,128         43,074        31,565     224,767        235,985
                                 -------         ------        ------     -------        --------

WHOLESALE
  Installment                      2,898              -             -       2,898          3,599
  Spot-Market-Short term          29,573              -            76      29,649         27,394
  Other credits                      471              -             -         471            449
                                  ------         ------        ------     -------        -------
                                  32,942              -            76      33,018         31,442
                                 -------         ------        ------     -------        -------
TOTAL                            183,070         43,074        31,641     257,785        267,427
                                 =======         ======        ======     =======        =======

LONG-TERM
FINAL CUSTOMERS
  Regulatory assets
    Recoverable losses            93,921              -             -      93,921         93,433
    Free engery                   56,377              -             -      56,377         55,410
  State VAT (Value do Rio Doce)   33,501              -             -      33,501         31,229
  Other credits                    1,398              -             -       1,398          4,307
                                 -------         ------         -----     -------        -------
TOTAL                            185,197              -             -     185,197        184,379
                                 =======         ======         =====     =======        =======



                                                               CONSOLIDATED
                                  ---------------------------------------------------------------
                                   Current    Past due up  Past due          Total     Total
                                                                           ----------------------
                                              to 90 days   over 90 days    June-2003  Mar-2003
                                  ---------   ----------   ------------    ---------  -----------
CURRENT
FINAL CUSTOMERS
  Residential                     49,145         36,217         3,371      88,733         89,387
  Industrial                      39,485          5,965         3,762      49,212         49,347
  Commercial, services and
  other activities                29,480         12,749         7,671      49,900         48,909
  Rural                           12,353          3,144           885      16,382         13,637
  Public authority:
    Federal                        1,686          1,008           803       3,497          3,200
    State                          1,753          1,289        14,785      17,827         17,928
    Municipal                      3,813          2,446         2,642       8,901          7,513
  Public lighting                  7,594          3,379        13,550      24,523         22,726
  Public service                   4,606            112           162       4,880          6,106
  Regulatory assets:
    Recoverable losses            54,712              -             -      54,712         48,410
    Free energy                   13,852              -             -      13,852         15,259
  Installment debts               26,200          2,311         5,749      34,260         34,785
  Other credits                   33,670          1,816           389      35,875         19,950
                                 -------         ------        ------     -------        -------
                                 278,349         70,436        53,769     402,554        377,157
                                 -------         ------        ------     -------        -------

WHOLESALE
  Other Distributors               3,874                                    3,874          4,544
  Spot Market                     40,351                           76      40,427         38,473
  Other credits                      471              -             -         471            449
                                 -------         ------        ------     -------        -------
                                  44,696              -            76      44,772         43,466
                                 -------         ------        ------     -------        -------
TOTAL                            323,045         70,436        53,845     447,326        420,623
                                 =======         ======        ======     =======        =======


                LONG-TERM ASSETS


--------------------------------------------------------------------------------
                     QUARTERLY EARNINGS RELEASE - JUNE 2003                    6

[GRUPO EDP logo]  [ESCELSA logo]

                              QUARTERLY FINANCIAL STATEMENTS AS OF JUNE 30, 2003
--------------------------------------------------------------------------------


 FINAL CUSTOMERS
   Regulatory assets
     Recoverable losses          154,621         -                   -    154,621        160,939
     Free energy                  80,907         -                   -     80,907         81,638
   Wholesale -  spot market        3,068         -                   -      3,068          5,882
   State VAT (Vale do Rio Doce)   33,501         -                   -     33,501         31,229
   Other credits                   7,173         -                   -      7,173         10,366
                                 -------    -------             -------   -------        -------
 TOTAL                           279,270         -                   -    279,270        290,054
                                 =======    =======             =======   =======        =======

Tariff Recovery

On April 8, 2003 the tariffs for ENERSUL's supply of electric energy were restored by 32.5%, part of the 42.26% established by the National Agency for Electric Energy - ANEEL (Resolution No. 167, of April 7, 2003).

ENERSUL recorded in the account Other Credits R$11,028, revenue for 2"d quarter of 2003, related to the difference of 9.67%, which will be considered in the annual tariff readjustments to be granted for the years 2004 to 2007, plus "Portion B" of each year.

5. GENERAL AGREEMENT-ELECTRIC ENERGY SECTOR

5.1   - Regulatory Assets

Based on Provisional Measure no. 14, issued on December 21 2001, converted into Law 10,438 on April 26 2002, and on other pertinent legislation, the Company calculated the amount of the revenue recomposition through extraordinary tariff applicable to all electric energy distribution companies, for the purpose of neutralizing the margin losses resulting from the Emergency Program for Reducing Electric Energy Consumption - PERCEE, in effect from June 2001 to February 2002.

Under the terms of ANEEL Resolutions no. 480 e 481 (related to energy consumption losses), 482 (related to Parcel "A") e 483 (related to Free Energy), all issued on August 29, 2002, the amounts related to revenue recomposition were approved. The extraordinary tariffs are as follows:

o 2.9% for residential clients (except low income users), rural (except low income users) and public lighting;
o   7.9% for all other clients.

Under the terms of ANEEL Resolution no. 484, also dated August 29, 2002, the tariff recomposition will take place over a maximum period of 70 months (82 months - for Enersul), starting after December 2001.

Studies undertaken by the Company indicate that these assets will be fully collected over the maximum term established, for which reason no provision for losses was set-up.

  5.1.1- Recovery of electric energy consumption losses


  The consumption losses used to calculate the extraordinary tariff recomposition were established as follows:

                                    PARENT COMPANY            CONSOLIDATED
                                 --------------------      -----------------
           DESCRIPTION           CURRENT    LONG-TERM      CURRENT LONG-TERM
                                 -------    ---------      ------- ---------
 Balance as of 03/31/2003          33,681      93,433       48,410   160,939
 Recover through tariff increases (7,965)           -    (13,234)          -
 Transfers                          7,056     (7,056)       19,536  (19,536)
 SELIC index adjustment                 -       7,544           -     13,218
                                   ------      ------       ------   -------
 Balance as of 06/30/2003          32,772      93,921       54,712   154,621
                                   ======      ======       ======   =======

  5.1.2 - Free Energy

ANEEL Resolution no. 36/2003, issued on January 29, 2003, updated by ANEEL Resolution no. 89/2003, issued on February 25, 2003, established procedures for the free energy loss reimbursement, which have been paid to generators since February, 2003, as follows:

                                    PARENT COMPANY            CONSOLIDATED
                                 --------------------      -----------------
           DESCRIPTION           CURRENT    LONG-TERM      CURRENT LONG-TERM
                                 -------    ---------      ------- ---------

 Balance as of 03/31/2003          10,778     55,410         15,259   81,638
 Recover through tariff increases (3,431)          -         (5,410)       -
 Transfers                            172      (172)          2,917   (2,917)
 SELIC index adjustment             1,086      1,139          1,086    2,186
                                   ------     ------         ------   ------
 Balance as of 06/31/2003           8,605     56,377         13,852   80,907
                                   ======     ======         ======   ======

  5.1.3 - Parcel "A"


--------------------------------------------------------------------------------
                     QUARTERLY EARNINGS RELEASE - JUNE 2003                    7

[GRUPO EDP logo]  [ESCELSA logo]

                              QUARTERLY FINANCIAL STATEMENTS AS OF JUNE 30, 2003
--------------------------------------------------------------------------------

The Parcel "A" amounts used to calculate the extraordinary tariff recomposition were established as follows:

                                                       LONG-TERM
                                              ---------------------------
              DESCRIPTION                     PARENT COMPANY CONSOLIDATED
-------------------------------------------------------------------------
 Balance as of 03/31/2003                      52,199           87,139
 SELIC index adjustment                         2,891            5,948
 PIS/COFINS                                       138              288
                                               ------          -------
 Balance as of 06/30/2003                      55,228           93,375
                                               ======          =======

    5.1.4 - CVA

Amounts registered as CVA are cost variations that are not part of the extraordinary tariff recomposition from October 26, 2001 onwards and are the following:


                                        PARENT COMPANY          CONSOLIDATED
                                      -----------------        --------------
                                       June-03  Mar-03          June-03  Mar-03
                                      ---------------------------------------
      ASSETS
      Current
      Prepaid expenses
        CVA                             15,296   6,878           51,815   46,259
        Other                            1,201     991            1,702    1,475
                                        ------   -----           ------- -------
                                        16,497   7,869           53,517   47,734
                                        ------   -----           ------- -------

     Long-Term Assets
     Prepaid expenses
       CVA                              64,199  53,566           75,991   61,845
                                        ------  ------           ------   ------

  LIABILITIES
  Current
    Variation of Parcel A items CVA     22,076  10,059           31,203   20,353
                                        ------  ------           ------   ------
  Long-Term Liabilities
    Variation of Parcel A items CVA     43,958  30,762           46,055   31,698
                                        ------  ------           ------   ------


In accordance with the provisions of Inter Ministerial Ordinance No. 116, of April 4, 2003, the balance of the CVA will be integrated into the tariffs for the supply of electric energy for the 24 months subsequent to the annual tariff readjustment to occur between April 8, 2004 and April 7, 2005, also comprising ENERSUL, which was subject to a review. Management has maintained the balance in current assets in view of the expectation of release of the short-term financing, for adjustment of the financial effect of this measure.

6. TARIFF BONUS AND SURCHARGES

Implemented through Provisional Measure no. 2,147, issued on May 15, 2001, the Emergency Program for Reducing Electric Energy Consumption - PERCEE, determined, from June 1, 2001, the collection of a surtax from customers who have exceeded their consumption quotas and granted bonuses in cases in which customers have reduced consumption to levels below their quotas.

Based on Resolution GCE no. 117, of 02/19/2002, the Emergency Program for Reduction of Electrical Energy Consumption was extinguished, being determined that the rules above mentioned were no longer applicable.

The balance of payments for bonuses granted, including the concessionaire costs, versus the balance of surtaxes billed - collected from consumers during the Program shows the following position of accounts receivable with the Ministry of Mines and Energy as of June 30, 2003:

        o  Parent Company: R$ 6,805 (03/31/2003-R$ 7,257);

        o  Consolidated: R$ 10,140 (03/31/2003-R$ 12,203).

Of the above amounts, R$5,809 (parent company) and R$9,144 (consolidated) related to costs determined by the Company in the application of the above Program will be compensated via tariffs in accordance with Dispatches SFF/ANEEL no. 154 and 155, of March 28, 2003.

The above mentioned amounts comprise current and long-term receivables.



7. RECOVERABLE TAXES


--------------------------------------------------------------------------------
                     QUARTERLY EARNINGS RELEASE - JUNE 2003                    8

[GRUPO EDP logo]  [ESCELSA logo]

                              QUARTERLY FINANCIAL STATEMENTS AS OF JUNE 30, 2003
--------------------------------------------------------------------------------


The credits to be recovered, recorded in current assets, are comprised of the following:

                                        PARENT COMPANY         CONSOLIDATED
                                        --------------         ------------
RECOVERABLE TAXES                       June-03  Mar-03       Jun-03  Mar-03
-----------------                       -------  ------       ------  ------
Withholding income tax                  16,689   5,057        31,340  20,168
Social contribution income               2,383       -         2,681     274
ICMS to be recovered                     1,059   1,419         4,162   5,110
Other                                      289     335         3,845   3,317
                                        ------   -----         -----   -----
                                        20,420   6,811        42,028  28,869
                                        ======   =====        ======  ======

8. DEFERRED INCOME AND SOCIAL CONTRIBUTION TAXES

Tax credits classified as long-term assets, as listed below, generated by fiscal losses, negative basis of social contribution and other amounts that constitute temporary adjustments for reduction of future taxation, were recorded based on Company' s estimated future profitability, considering that the realization period will not exceed 10 years.

As a result of the rules laid down by CVM Instruction no. 371, of June 27, 2002, the Company did not record new tax credits as from July 1, 2002.

Once these conditions had been complied with, the amounts of the fiscal assets recorded were as follows:

                                            PARENT COMPANY       CONSOLIDATED
                                          ------------------   ----------------
 ASSETS                                   Jun-03     Mar-03     Jun-03   Mar-03
                                          ------     ------     ------   ------
 Tax loss                                  228,600   278,057   560,538   620,800
 Temporary additions                       135,740   175,126   178,185   217,571
                                           -------   -------   -------   -------
                                           364,340   453,183   738,723   838,371
 Statutory rate                                25%       25%       25%       25%
                                           -------   -------   -------   -------
 Income tax                                 91,085   113,296   184,681   209,593
                                           -------   -------   -------   -------

 Negative basis of social contribution     306,693   367,280   533,945   604,179
 Temporary additions                        89,608    89,605   115,982   115,979
                                           -------   -------   -------   -------
                                           396,301   456,885   649,927   720,158
 Statutory rate                                 8%        8%        8%        8%
                                           -------   -------   -------   -------
 Social contribution                        31,704    36,550    51,994    57,612
                                           -------   -------   -------   -------
 Adjustments                                     -         -     (964)     (868)
                                           -------   -------   -------   -------
 TOTAL                                     122,789   149,846   235,711   266,337
                                           =======   =======   =======   =======

Expectations as to the realization of these deferred tax credits, including balances not recorded, are shown as follows:

Amounts recorded:

                                                PARENT COMPANY
------------------------------------------------------------------------------------------------------------------

    EXPECTATION                                                                                2010
          OF                                                                                     A     TOTAL
    REALIZATION           2003       2004      2005      2006      2007       2008     2009    2012
--------------------      ------     -----    -----     -----     ------     ------  ------   ------  -------
 Income tax               3,105         -     4,371     8,501     12,402     15,421  20,482   26,803   91,085
 Social contribution      1,118         -     1,574     3,060      4,465      5,552   7,373    8,562   31,704
                          -----      -----    -----    ------     ------     ------  ------   ------  -------
                          4,223         -     5,945    11,561     16,867     20,973  27,855   35,365  122,789
                          =====      =====    =====    ======     ======     ======  ======   ======  =======

                                          CONSOLIDATED
-------------------------------------------------------------------------------------------------------------------
    EXPECTATION                                                                                2010
          OF                                                                                      A     TOTAL
    REALIZATION            2003      2004      2005      2006      2007       2008    2009     2012
--------------------      ------    -----     -----     -----     ------     ------  ------   ------  -------
 Income tax               3,105     5,894    14,510    22,940     29,974     34,405  42,535   31,318  184,681
 Social contribution      1,118     1,886     4,818     7,680     10,088      9,505   7,373    8,562   51,030
                          -----     -----    ------    ------     ------     ------  ------   ------  -------
                          4,223     7,780    19,328    30,620     40,062     43,910  49,908   39,880  235,711
                          =====     =====    ======    ======     ======     ======  ======   ======  =======

Amounts not recorded:

                                                       AFTER 2012
                                           ----------------------------------
 EXPECTATION OF REALIZATION                PARENT COMPANY        CONSOLIDATED
 --------------------------                --------------        ------------
 Income tax                                        72,103             101,464
 Social contribution                               23,210              33,257
                                           --------------        ------------
                                                   95,313             134,721
                                           ==============        ============
The fiscal credits' expectation of realization is determined based on projections prepared by the Company's Administration on December 31, 2002.

9. AFFILIATES AND SUBSIDIARIES


--------------------------------------------------------------------------------
                     QUARTERLY EARNINGS RELEASE - JUNE 2003                    9

[GRUPO EDP logo]  [ESCELSA logo]

                              QUARTERLY FINANCIAL STATEMENTS AS OF JUNE 30, 2003
--------------------------------------------------------------------------------

                                                       PARENT COMPANY       CONSOLIDATED
----------------    -------------------------------  -----------------    -------------------
       COMPANIES         TRANSACTION                 Jun-03     Mar-03    Jun-03    Mar-03
----------------    -------------------------------  -----------------    -------------------
 MAGISTRA           Pass-through of costs and loans      23          15   71,410   68,188
 ENERSUL                Pass-through of costs           848       2,422        -        -
 ESCELSAPAR             Pass-through of costs            80         167        -        -
 CESA                   Pass-through of costs           386      18,040        -        -
 OTHER SUBSIDIARIES     Pass-through of costs           643         576      643      578
                                                      -----      ------   ------   ------
                                                      1,980      21,220   72,053   68,766
                                                      =====      ======   ======   ======

The Company does not engage in transactions or agreements with related companies under terms or conditions more/less favorable than would be exercised with third parties. The transactions refer essentially to pass-through of costs to/from related companies.

The consolidated financial statements show primarily the balance of inter-company loans between related company MAGISTRA and the subsidiary ESC90, as detailed below, which were made at similar terms to those current in the Brazilian financial market. The terms and conditions of the main obligations are as follows:

        1.*) Interest rate: TJLP + 4% p.a.;
             Maturity: November, 2004;
             Balance: R$ 5,744 (R$ 5,530 on 03/31/2003)

        2.*) Interest rate: 100% of CDI;
             Maturity: several dates through December 31, 2003;
             Balance: R$ 65,666 (R$62,658 on 03/31/2003)

MAGISTRA's financial income from subsidiary ESC90 totaling R$ 6,986 (R$ 4,449 on June 30,2003) in the consolidated statement is recorded as "Other financial income". The guarantees are promissory notes corresponding to 125% of principal.

10. OTHERS CREDITS - UTE CAMPO GRANDE

In view of the decision of ENERSUL's Administration to sell these assets, an appraisal was undertaken of all the costs incurred with the project, including the thermoelectric plant itself, substations and associated distribution lines, for the purpose of accounting for these as part of current assets, and a provision in 2003 in the amount of R$19,794 (R$ 51,828 in 2002) was set-up to reduce the assets to their market value.

                                                   CONSOLIDATED
                                              ----------------------
                                                 Jun-03       Mar-03
                                              ----------------------
 Balance as of begin of the quarter            39,485         25,891
 Payment in the quarter                        29,133         13,594
 Market value adjustment                      (19,794)             -
                                              ======================
 Balance as of end of the quarter              48,424         39,485
                                              ======================

11. INVESTMENTS

The investments in subsidiary companies are stated based on the equity adjustment method. The other investments, including investments in ESC 90, are stated at cost plus monetary restatement, until December 31, 1995, net of provision for loss, when applicable.



                                           PARENT COMPANY       CONSOLIDATED
                                         -----------------  -------------------
                                         Jun-03     Mar-03    Jun-03    Mar-03
                                         --------  --------   --------  -------
Investments in subsidiary companies:
 Stated by the equity method:
 MAGISTRA PARTICIPACOES S.A               847,729   764,566         -         -
 TV A CABO VITORIA - TVIX S.A                   -         3         -         -
 ESCELSA PARTICIPACOES S.A. - ESCELSAPAR    3,102     4,826         -         -
                                         --------   -------   -------   -------
                                          850,831   769,395         -         -
                                         --------   -------   -------   -------

 Goodwill on investments:

 Goodwill                                       -         -   393,618   393,618
 Amortization                                   -         -   (21,272)  (21,212)
                                         --------   -------   -------   -------
                                                -         -   372,346   372,406
                                         --------   -------   -------   -------
  Stated at adjusted cost:
    Other                                      37        37        37        37
                                         --------   -------   -------   -------
                                               37        37        37        37
                                         --------   -------   -------   -------
 Projects, studies and other investments    1,702     1,833     1,892     1,889
                                         --------   -------   -------   -------
 TOTAL                                    852,570   771,265   374,275   374,332
                                         ========   =======   =======   =======



--------------------------------------------------------------------------------
                     QUARTERLY EARNINGS RELEASE - JUNE 2003                   10

[GRUPO EDP logo]  [ESCELSA logo]

                              QUARTERLY FINANCIAL STATEMENTS AS OF JUNE 30, 2003
--------------------------------------------------------------------------------

The goodwill recorded by the wholly-owned subsidiary MAGISTRA, generated by the difference between the amount paid and the book value of ENERSUL stocks, acquired on 11/25/1997, is based on the company's future profitability and is being amortized proportionally to the company's projected results, during the term of ENERSUL's concession, of thirty years beginning 01/01/1998.

Additional information on investments stated by the equity adjustment method:

                                                      MAGISTRA                        TVIX                    ESCELSAPAR
                                            -----------------------------   -----------------------    ---------------------
                                               Jun-03         Mar-03           Jun-03      Mar-03         Jun-03      Mar-03
                                            -------------- --------------   ----------- -----------    ----------- ---------
Class of shares                                Common         Common           Common      Common         Common      Common
 Total shares                                  473,203,348    473,203,348         1,540       1,540          1,000     1,000
  Total shares of Escelsa                      473,203,348    473,203,348         1,500       1,500          1,000     1,000
  Participation %                                     100%           100%        97.40%      97.40%           100%      100%
 Capital stock                                     668,483        668,483         1,540       1,540          2,800     2,800
                                            -------------- --------------   ----------- -----------    ----------- ---------
Shareholders' equity                               847,729        764,566         (135)           4          3,102     4,826
                                            -------------- --------------   ----------- -----------    ----------- ---------
Net income (loss)                                    4,476          2,157         (188)        (50)          (505)     1,219
                                            -------------- --------------   ----------- -----------    ----------- ---------
Investment                                         847,729        764,566             -           3          3,102     4,826
                                            -------------- --------------   ----------- -----------    ----------- ---------
Results of equity adjustment in the end              4,476          2,157         (184)        (49)          (505)     1,219
period of six and three months              -------------- --------------   ----------- -----------    ----------- ---------

In view of the accumulated negative results, for this quarter, the subsidiary TVIX has since shown a negative net equity of R$135, reflected by the full elimination of the investment.

12. PROPERTY, PLANT AND EQUIPMENT

                                               PARENT COMPANY        Annual average rates        CONSOLIDATED
                                         ------------------------                         ------------------------
                                            Jun-03       Mar-03       of depreciation (%)     Jun-03      Mar-03
                                         ------------ ----------- ----------------------- ------------ -----------
IN SERVICE
  Generation                                  106,236     105,931           2.44%              202,961     201,434
  Transmission                                 13,479      13,497           2.66%               13,479      13,497
  Distribution                              1,059,536   1,049,647           4.30%            2,014,563   1,995,488
  Commercialization                             4,301       4,301           9.26%                7,580       7,580
  Administration                              125,612     123,244           8.30%              249,206     247,342
                                         ------------ ----------- ----------------------- ------------ -----------
                                            1,309,164   1,296,620           4.52%            2,487,789   2,465,341
                                         ------------ ----------- ----------------------- ------------ -----------
(-) DEPRECIATION
  Generation                                 (63,997)    (63,354)                            (106,292)   (104,702)
  Transmission                                (7,230)     (7,166)                              (7,230)     (7,166)
  Distribution                              (405,613)   (395,540)                            (766,047)   (747,263)
  Commercialization                           (2,763)     (2,660)                              (3,399)     (3,217)
  Administration                             (60,417)    (57,926)                            (115,765)   (111,382)
                                         ------------ -----------                         ------------ -----------
                                            (540,020)   (526,646)                            (998,733)   (973,730)
                                         ------------ -----------                         ------------ -----------
                                              769,144     769,974                            1,489,056   1,491,611
                                         ------------ -----------                         ------------ -----------
UNDER CONSTRUCTION:
  Generation                                    1,482       1,666                               81,137      69,549
  Transmission                                  3,169       2,128                                3,169       2,128
  Distribution                                 67,116      70,227                               87,871      95,012
  Administration                                    -           -                                   23           8
                                                3,104       4,257                                9,472       9,117
                                         ------------ -----------                         ------------ -----------
                                               74,871      78,278                              181,672     175,814
                                         ------------ -----------                         ------------ -----------
TOTAL                                         844,015     848,252                            1,670,728   1,667,425
                                         ------------ -----------                         ------------ -----------
Obligations related to the concession       (100,653)    (98,155)                            (194,282)   (190,664)
                                         ------------ -----------                         ------------ -----------
                                              743,362     750,097                            1,476,446   1,476,761
                                         ============ ===========                         ============ ===========

Obligations related to the concession is comprised of the following balances:


                                    PARENT COMPANY           CONSOLIDATED
                                ---------- -----------  ---------- ------------
                                 Jun-03     Mar-03       Jun-03     Mar-03
                                ---------- -----------  ---------- ------------
 Consumer contributions             69,600     67,114       91,782     92,215
 Donations and subsidies            25,795     25,795       91,054     91,054
 Federal participation               5,258      5,246        7,407      7,395
                                ---------- -----------  ---------- ------------
 TOTAL                             100,653     98,155      194,282    190,664
                                ========== ===========  ========== ============

13. SUPPLIERS


--------------------------------------------------------------------------------
                     QUARTERLY EARNINGS RELEASE - JUNE 2003                   11

[GRUPO EDP logo]  [ESCELSA logo]

                              QUARTERLY FINANCIAL STATEMENTS AS OF JUNE 30, 2003
--------------------------------------------------------------------------------

                                               PARENT COMPANY             CONSOLIDATED
                                              ------------------------ ------------------------
                       CURRENT                    Jun-03     Mar-03       Jun-03     Mar-03
--------------------------------------------  ------------- ---------- ----------- ------------
     Electricity suppliers:

       FURNAS                                        24,933     26,237      24,933       26,237
       ITAIPU                                        25,966     30,433      36,726       43,264
       TRACTEBEL                                          -          -      10,815        8,879
       ENERTRADE                                          -          -       3,834        2,611
       ELETROSUL                                          -          -       1,668        1,333
       MAE                                           18,043     12,622      27,839       17,383
       Free energy                                    8,605     10,778      14,831       15,932
       Other                                          3,780      3,372       5,332        6,798
                                              ------------- ---------- ----------- ------------
                                                     81,327     83,442     125,978      122,437
       Materials and service providers                8,483      7,544      15,582       12,735
                                              ------------- ---------- ----------- ------------
      TOTAL                                          89,810     90,986     141,560      135,172
                                              ============= ========== =========== ============
                       LONG-TERM
--------------------------------------------
     Electricity suppliers:

       Free energy                                   56,377     55,410      80,907       81,638
       Other                                          1,225      5,230       1,225        5,230
                                              ------------- ---------- ----------- ------------
                                                     57,602     60,640      82,132       86,868
                                              ============= ========== =========== ============


14. LOANS AND FINANCING


                                                       PARENT COMPANY
------------------------------------------------------------------------------------------------------------------------------------
                                     AMORTIZATION                           JUN-03                              MAR-03
                                  --------------------------- ----------------------------------- ----------------------------------
                           AVERAGE
   DESCRIPTION              ANNUAL      TYP   PERIOD           Interest                              Interest
                           INTEREST      E    MM/YY            and other   Current     Long-term     and other   Current   Long-term
                             RATE                              charges                               charges
------------------------------------------------------------- ----------------------------------------------------------------------
 Local currency
   ELETROBRAS              5.0%-7.0%     M    05/99 to 08/07         -        2,168       5,512           -       2,276       13,377
   BNDES                 TJLP + 3.8%     M    11/99 to 10/10        487      35,807      99,693         514      35,313      107,145
   BNDES-Ration. losses   SELIC+1.0%     M    03/02 to 01/06      1,005      26,776     111,186         985      26,036      112,988
   Bank loan            107%-114% CDI    U    03/03 to 05/03          -      31,055           -           -      27,270            -
                                                              ----------------------------------- ----------------------------------
                                                                  1,492      95,806     216,391       1,499      90,895      233,510
 Foreign currency                                             ----------------------------------- ----------------------------------
   BBA                        19%        U    01/03 to 08/03      4,536      61,080           -       5,012      58,981            -
   BNDES                3.5%+UMBNDES     M    09/01 to 10/10        229      10,748      23,092       1,038      11,498       30,087
   Senior Notes             10.0%        U    07/97 to 07/07     56,728           -   1,237,711      30,105           -    1,445,045
                                                              ----------------------------------- ----------------------------------
                                                                 61,493      71,828   1,260,803      36,155      70,479    1,475,132
                                                              ----------------------------------- ----------------------------------
 TOTAL                                                           62,985     167,634   1,477,194      37,654     161,374   41,708,642
                                                              =================================== ==================================


                                                                        CONSOLIDATED
------------------------------------------------------------------------------------------------------------------------------------
                                     AMORTIZATION                           JUN-03                              MAR-03
                                  --------------------------- ----------------------------------- ----------------------------------
                           AVERAGE
   DESCRIPTION              ANNUAL        TYP   PERIOD           Interest                           Interest
                           INTEREST        E    MM/YY            and other   Current  Long-term     and other   Current   Long-term
                             RATE                                charges                            charges
------------------------------------------------------------- ----------------------------------- ----------------------------------
Local currency:
ELETROBRAS-
ESCELSA                     5.0%-7.0%      M   05/99 to 07/07        -        2,168     5,512           -       2,276      13,377
ELETROBRAS-
ENERSUL                    6.0%-12.0%      M   12/97 to 05/22      258       15,162    44,893         184      14,616      48,530
BNDES-ESCELSA              TJLP+3.8%       M   11/99 to 10/10      487       35,807    99,693         514      35,313     107,145
BNDES-MAGISTRA             TJLP+4.0%       H   11/99 to 11/04      739       40,228    20,114       2,844      39,673      39,673
BNDES-ENERSUL             TJLP+3.85%       M   09/01 to 02/08      228       13,366    49,012         237      13,182      51,631
BNDES-ENERSUL             TJLP+4.00%       M   02/00 to 04/04       60          798    15,063           4         944          79
BNDES-Rationing losses.    SELIC+l.0%      M   02/02 to 06/06    1,566       35,491   190,680       1,705      34,150     192,817
BNDES-CESA                 TJLP+4.5%       M   07/04 to 07/12      121            -    31,057         120           -      30,629
BCO BRASIL-FCO               11.20%        M   11/04 to 11/13      591            -    30,000         553           -      30,000
BANK LOAN               107%-116.38%-CDI   M   10/02 to 05/03       16       52,710         -          71      73,309
FUNDACAO ENERSUL               10%         M   07/98 to 11/13      120        2,550    17,858         115       2,295      17,382
BBV-CDI                        114%        M   04/03 to 07/03      902       17,000         -           -           -           -
OTHER                          1.35%       M   05/00 to 06/09        -            -     1,340           -           -         977
TOTAL                                                         ----------------------------------- --------------------------------
                                                                 5,088      215,280   504,916       6,347     215,758     532,690


--------------------------------------------------------------------------------
                     QUARTERLY EARNINGS RELEASE - JUNE 2003                   12

[GRUPO EDP logo]  [ESCELSA logo]

                              QUARTERLY FINANCIAL STATEMENTS AS OF JUNE 30, 2003
--------------------------------------------------------------------------------

                                                                        CONSOLIDATED
------------------------------------------------------------------------------------------------------------------------------------
                                     AMORTIZATION                           JUN-03                              MAR-03
                                  --------------------------- ----------------------------------- ----------------------------------
                           AVERAGE
   DESCRIPTION              ANNUAL        TYP   PERIOD           Interest                           Interest
                           INTEREST        E    MM/YY            and other   Current  Long-term     and other   Current   Long-term
                             RATE                                charges                            charges
------------------------------------------------------------- ----------------------------------- ----------------------------------
Foreign currency
 SENIOR NOTES                10.0%         U   07/97 to 07/07   56,728            - 1,237,711      30,105           -   1,445,045
 BRADESCO (*)                6.5%          U   07/03 to 11/04       25       14,169     5,909          72      24,630           -
 UNIBANCO (*)            10.85%-11.40%     U     03/04           3,718       15,435         -       3,872      14,834           -
 EUROPEAN INVEST
 BANK                   LIBORtri+4.0%-5.0% H   12/02 to 03/09      166        8,145    34,464         994       9,511      44,810
                        LIBORsem+4.5%-
 STN-DMLP                     8.2%         H   10/96 to 04/24      417        2,278    38,113       1,077       1,582      46,364
 BBA FMO (*)                 8.90%         H   03/02 a 09/07       374        5,200     9,828         100       4,524       9,945
 ITAU (*)                    27.30%        U     07/03-          2,281       16,986         -       1,600      16,567           -
 BNDES-ESCELSA          3.5%+UMBNDES       M   09/01 to 10/10      229       10,748    23,092           -           -           -
 BNDES-ENERSUL           4%+UMBNDES        M   04/03 to 10/07       93            -     2,991           -           -           -
 BNDES-CESA             4.5%+UMBNDES       M   04/07 to 12/07      210            -     7,628         239           -       8,901
 BBA (*)                     16.0%         U   01/03 to 08/03    4,536       61,080         -       5,012      58,981           -
                                                              --------------------------------------------------------------------
                                                                68,777      134,041 1,359,736      44,109     142,127   1,585,152
                                                              --------------------------------------------------------------------
                                                                73,865      349,321 1,864,652      50,456     357,885   2,117,842
                                                              ====================================================================

Type:

U = unique
M = monthly
H = Half-year

(*) Loans protected by swap contracts against eventual exchange rate oscillations.

A) ESCELSA and ENERSUL loans due to ELETROBRAS, BNDES and Banco do Brasil-FCO are guaranteed by accounts linked to receivables. The ENERSUL loans from Secretaria do Tesouro Nacional-STN are guaranteed by direct debt, receivables, the Government of the State of Mato Grosso do Sul and part in cash deposit. Other loans are covered by promissory notes in guarantee. MAGISTRA's loan payable to BNDES is guaranteed by ENERSUL shares on escrow.

B) ESCELSA loan due to BBA is guaranteed by 44.000 NBC'E, amounting, on June 30, 2003 to R$ 75,589.

C) The issuance of bonds abroad refers to the financial funding through Senior Notes in a total equivalent to US$430,958 thousand and has only one maturity in 2007, yielding interest of 10% p.a., payable on a half-yearly basis on January 15 and July 15 of each year. On May 21, 1998, these Notes were registered with SEC-Securities and Exchange Committee in the United States of America in accordance with the Securities Act of 1933.

     The indirect controlling shareholder EDP-Eletricidade de Portugal S.A. made a public offer for acquisition and request of renunciation related to the notes, having acquired the principal of US$205,796 thousand, in liquidation dated December 23, 2002. Before making such offer, EDP held a total of US$151,575 thousand in Notes representing approximately 35% of the total issuance. Thus EDP became the holder of a total of US$357,371 thousand in Notes, representing around 83% of the total issuance.

     With the success of the request of renunciation, ESCELSA carried out the elimination of all the rights (covenants) inherent to the issuance.

D)   The breakdown of loans and financing per currency is as follows:



                                     PARENT COMPANY           CONSOLIDATED
                                 ---------- -----------  ---------- ------------
                                  Jun-03     Mar-03       Jun-03     Mar-03
                                 ---------- -----------  ---------- ------------
 Local currency                    312,197      324,405      720,196     748,448
 Foreign currency                1,332,631    1,545,611    1,493,777   1,727,279
                                 ---------    ---------    ---------   ---------
 TOTAL                           1,644,828    1,870,016    2,213,973   2,475,727
                                 =========    =========    =========   =========


E) The percentage variation of the main indicators used for updating the loans and financing are as follows:


                            Moedas / Indicadores      06/03         06/02
                         ------------------------- ------------  -------------
                         US$ x R$                     (18.72%)      22.58%
                         IGP-M                          5.90%        3.48%
                         INPC                           7.84%        3.43%
                         TJLP.(a.a.)                   12.00%        9.50%
                         SELIC                         11.82%        4.21
                         UMBNDES                      (18.27)        0.99%
                         LIBOR (media anual)            1.45%        2.00%


F)   Maturity of short and long-term installments is as follows:



--------------------------------------------------------------------------------
                     QUARTERLY EARNINGS RELEASE - JUNE 2003                   13

[GRUPO EDP logo]  [ESCELSA logo]

                              QUARTERLY FINANCIAL STATEMENTS AS OF JUNE 30, 2003
--------------------------------------------------------------------------------


             Maturity -                     PARENT COMPANY                       CONSOLIDATED
-----------------------------------  ---------------------------------  ---------------------------------
                                                                   Currency
                                     --------------------------------------------------------------------
                                       Local      Foreign      Total       Local     Foreign      Total
                                     --------- ----------- -----------  ---------- ----------  ----------
 2003                                  95.806      71.828    167.634      176.347    103.093     279.440
 2004                                       -           -          -       38.933     30.948      69.881
                                     --------- ----------- -----------  ---------- ----------  ----------
 Current                               95.806      71.828    167.634      215.280    134.041     349.321
                                     --------- ----------- -----------  ---------- ----------  ----------
 2004                                  33.420       5.468     38.888       72.078     27.341      99.419
 2005                                  68.136      11.313     79.449      119.785     28.123     147.908
 2006                                  54.966       4.147     59.113      106.105     18.088     124.193
 2007                                  49.169   1,238,276  1,287,445      102.892  1,251,553   1,354,445
 2008                                   3.891         565      4.456       44.284      7.469      51.753
 2009                                   3.891         565      4.456       15.769      2.980      18.749
 2010                                   2.918         469      3.387       14.796      2.313      17.109
 2011                                       -          -           -       11.878      1.843      13.721
 2012                                       -          -           -        8.514      1.356       9.870
 After 2012                                 -          -           -        8.815     18.670      27.485
                                     --------- ----------- -----------  ---------- ----------  ----------
 TOTAL                                312.197   1,332,631  1,644,828      720.196  1,493,777   2,213,973
                                     ========= =========== ===========  ========== ==========  ==========

15. PROVISION FOR CONTINGENCIES


                                                                PARENT COMPANY
                                 ---------------------------------------------------------------------------------
                                                  Jun-03                                  Mar-03
                                 ---------------------------------------------------------------------------------
           Contingencies                    Provision                               Provision
                                 -----------------------------   Escrow    ---------------------------   Escrow
                                    In the quarter Accumulated  Deposits    In the quarter Accumulated  Deposits
-------------------------------  ----------------- ----------- ----------- --------------- ----------- -----------
Current
    MAE                                      -            -       1,266             -              -           529
    COFINS                                   -            -           -             -         39,382        39,382
                                 ----------------- ----------- ----------- --------------- ----------- -----------
TOTAL                                        -            -       1,266             -         39,382        39,911
                                 ================= =========== =========== =============== =========== ===========
Long-Term
  Labor claims                            1,402       17,405     11,063            42         16,003        10,781
  Civil litigation                      (4,231)       10,572      8,482      (14,710)         14,803         7,918
  Fiscal                                 18,315      102,019     61,865         2,109         83,704        59,391
                                 ----------------- ----------- ----------- --------------- ----------- -----------
TOTAL                                    15,486      129,996     81,410      (12,559)        114,510        78,090
                                 ================= =========== =========== =============== =========== ===========



                                                                CONSOLIDATED
                                 ---------------------------------------------------------------------------------
                                                  Jun-03                                  Mar-03
                                 ---------------------------------------------------------------------------------
           Contingencies                    Provision                              Provision
                                 -----------------------------    Escrow   ----------------------------   Escrow
                                    In the quarter Accumulated   Deposits  In the quarter Accumulated    Deposits
-------------------------------  ----------------- ----------- ----------- --------------- ----------- -----------
 Current
 Fiscal                                       -            -      1,266                                        529
 COFINS                                       -            -          -            -          39,382        39,382
                                 ----------------- ----------- ----------- --------------- ----------- -----------
 TOTAL                                        -            -      1,266            -          39,382        39,911
                                 ================= =========== =========== =============== =========== ===========
 Long-term
 Labor Claims                             2,542       24,359     13,653           876         21,817        13,246
 Civil litigation                       (3,872)       18,491      8,647      (14,489)         22,363         7,934
 Fiscal                                  22,985      135,616     86,700         4,057        112,631        81,279
                                 ----------------- ----------- ----------- --------------- ----------- -----------
  TOTAL                                  21,655      178,466    109,000       (9,556)        156,811       102,459
                                 ================= =========== =========== =============== =========== ===========

Management understands that the provisions recorded are sufficient to cover eventual losses from the ongoing litigations. Based on the opinion of the Company's legal counsel, all litigation for which the probability of a favorable outcome was estimated as remote for the Company was provided for.

Furthermore, there are labor, civil and fiscal cases pending in the total amount of RS14,556, for which the probability of a favorable outcome was estimated as possible and no provisions were recorded on the financial statements.

As a result of the decision issued by the 4th Federal Court of the State of Espirito Santo, the COFINS tax contingency was extinguished in this quarter. The payment of the debt was made to the Brazilian Federal Union by converting into cash Escelsa's judicial deposit.

16. CAPITAL STOCK AND RESERVES

--------------------------------------------------------------------------------
                     QUARTERLY EARNINGS RELEASE - JUNE 2003                   14

[GRUPO EDP logo]  [ESCELSA logo]

                              QUARTERLY FINANCIAL STATEMENTS AS OF JUNE 30, 2003
--------------------------------------------------------------------------------


In accordance with its by-laws, the Company is authorized to operate with up to RS1,000,000 in capital of which RS153,947 are subscribed and fully paid in. Capital stock as of June 30, 2003, is represented by 4,550,833 common shares, with no par value, with the following equity structure:


                                                 Quantity of                 %
                                      ---------------------------- ----------------
            Shareholders               Shares       Shareholders   of participation
------------------------------------  ------------ --------------- ----------------
 IVEN S.A                              2,378,671             1             52.27
 GTD PARTICIPACOES S.A                 1,137,709             1             25.00
 Fundacao Banco Central -- CENTRUS       275,678             1              6.06
 CINVES                                   66,366             1              1.46
 Others                                  692,409           144             15.21
                                      ------------ --------------- ----------------
 TOTAL                                 4,550,833           148            100.00
                                      ============ =============== ================

Composition of capital reserve:

                                                        PARENT COMPANY
                                                     ---------------------------
                                                      Jun-03        Mar-03
                                                     ---------------------------
 CAPITAL RESERVE:                                       65,688         65,688
                                                     ---------------------------
Remuneration on construction - work in progress         65,688         65,688
                                                     ===========================


17. CHANGES IN SHAREHOLDERS' EQUITY - PARENT COMPANY

                                                                                             CREDITS
                                                                                                FOR
                            CAPITAL      CAPITAL         ACCUMULATED                          CAPITAL
BALANCE AS OF                STOCK       RESERVES          INCOME           SUBTOTAL          INCREASE      TOTAL
-------------------------- ----------- ------------- ------------------ ---------------- --------------- -----------
  March 31, 2003             153,947       65,688             82,126         301,761          3,387       305,148
   Income for the period                        -            101,134         101,134              -       101,134
                           ----------- ------------- ------------------ ---------------- --------------- -----------
  June 30, 2003              153,947       65,688            183,260         402,895          3,387       406,282
                           =========== ============= ================== ================ =============== ===========

18. INCOME TAX AND SOCIAL CONTRIBUTION


                                                                         PARENT COMPANY
                                                       -------------------------------------------------------
                                                                   Jun-03                       Mar-03
                                                       ---------------------------   -------------------------
                                                         Income Tax      Social      Income Tax      Social
                                                                      Contribution                Contribution
                                                       ------------- -------------   ----------- -------------
 Loss before income tax and social contribution             286,674        286,674    (251,694)      (251,694)
 Statutory rate                                                 25%             9%          25%             9%
                                                       ------------- -------------   ----------- -------------
                                                             71,669         25,801     (62,924)       (20,136)
                                                       ------------- -------------   ----------- -------------
 Permanent additions (exclusions)
 Interest on work in progress                                      -             -        2.404          2.404
 Equity adjustment                                          (3,787)        (3,787)       14,452         14,452
 Non deductible provisions                                   29,616         20,409          676             25
 Non deductible reversal of provision                        39.462              -            -              -
                                                       ------------- -------------   ----------- -------------
                                                             13,633         16,622       17,532         16,881
                                                       ------------- -------------   ----------- -------------
 Statutory rate                                                 25%             9%          25%             9%
                                                       ------------- -------------   ----------- -------------
                                                            (3,408)          1,496        4.383          1.350
 Difference in statutory rate - Negative basis                    -         (910)            -              -
 Reversal of temporary differences /
   Tax credits realization                                    8,767             -            -              -
                                                       ------------- -------------   ----------- -------------
 Effect on results                                           77,028         26,387     (58,541)       (18,786)
                                                       ============= =============   =========== =============


--------------------------------------------------------------------------------
                     QUARTERLY EARNINGS RELEASE - JUNE 2003                   15

[GRUPO EDP logo]  [ESCELSA logo]

                              QUARTERLY FINANCIAL STATEMENTS AS OF JUNE 30, 2003
--------------------------------------------------------------------------------


19. PENSION PLANS

ESCELSA and its subsidiary ENERSUL are sponsors of foundations ESCELSOS and ENERSUL, respectively, non profit organizations whose main purpose is to complement the benefits granted by the official social security to the Companies's employees through two benefit packages: defined benefit plan - PLAN I and benefit PLAN 11 of the type "defined contribution".

These benefit plans are based on mathematical reserves calculated actuarially according to the capitalization policy, which is revised annually.

The table below shows the number of participants in each plan:

                               PARENT COMPANY              CONSOLIDATED
                               -------------------------------------------------
                                 Plan I      Plan II     Plan I      Plan II
                               ------------ ----------- ------------ -----------
Contributing participants             32        1,390          38        2,321
Receiving participants:
   Retirees                          634          124         889          127
   Pensioners                        113            7         176            7
                               -------------------------------------------------
                                     747          131       1,065          134
                               -------------------------------------------------
                                     779        1,521       1,103        2,455
                               =================================================

As sponsors, the Companies matches monthly contribution from the members of foundations corresponding to the amount established in each plan, limited to 7% of the total payroll. In the first half of 2003, the parent company contributed R$1,281 (R$1222 on 06/30/2002), and consolidated R$1,991 (R$2,114 on
06/30/2002).

As per CVM Ruling 371 of 12/13/2000, starting in fiscal year 2002, publicly listed companies are required to record and disclose all liabilities related to benefit payments to ex-employees, based on rules set forth by NPC Bulletin 26 from IBRACON.

In order to comply with that requirement, the Companies contracted independent actuaries for the actuarial valuation of said benefits under the Projected Credit Unit Method

ENERSUL does not have a post-employment benefit plan

Taking into consideration article 84 of mentioned Resolution, the present value of actuarial liabilities, totally unsecured as of December 31, 2002 (medical assistance, retirement allowance and life insurance), were recalculated for ESCELSA. Balance activity for the second quarter 2003, as shown below: PARENT COMPANY AND


                                                      PARENT COMPANY AND
                                                         CONSOLIDATED
                                                     --------------------
         Present value of totally unsecured
           actuarial liabilities                              (47,337)
         Net value of non-recognized losses                     17,083
                                                     --------------------
         Recognized liabilities as of Dec. 31, 2002           (30,254)
         Realizations in the period                                156
         Recognized liabilities as of March 31, 2003          (30,098)
         Realizations in the period                                234
         Recognized liabilities as of June 30, 2003           (29,864)
                                                     ====================

      The net value of those non-recognized losses is equivalent to the net value of the actuarial losses exceeding by 10% the present value of the actuarial liabilities as of December 31, 2002, which will be charged on a yearly basis, for a period equivalent to the remaining average labor time, estimated for the employees participating in the Plan.

      ESCELSA AND ENERSUL actuarial valuations also showed that the fair value of the Private Pension Plans assets exceeds the present value of the actuarial liabilities, totally or partially secured, as follows:

                                             PARENT COMPANY      CONSOLIDATED
                                           ------------------- ----------------
Present value of actuarial liabilities
   Totally or partially secured                      (80,465)         (132,340)
Fair value of Plans assets                           108,634           177,362
                                           ------------------- ----------------
Subtotal                                              28,169            45,022
Value of actuarial losses                               (90)             (971)
                                           ------------------- ----------------
Assets not recognized in the balance sheet            28,079            44,051
                                           =================== ================


However, in a conservative way, Companies' management decided not to record those assets, given that it is not ensured the reduction in contributions from sponsors or future reimbursement to the sponsors.

The fair value of assets used for calculating the result of the actuarial valuation of ENERSUL does not include amounts receivable from the sponsor resulting from the acknowledgement of indebtedness amounting to R$19,250 (December 31, 2002). Given this Foundation right, in said calculation, assets not recognized in the balance sheet as of December 31, 2002 would increase to R$35,222.

20. FINANCIAL INSTRUMENTS


--------------------------------------------------------------------------------
                     QUARTERLY EARNINGS RELEASE - JUNE 2003                   16

[GRUPO EDP logo]  [ESCELSA logo]

                              QUARTERLY FINANCIAL STATEMENTS AS OF JUNE 30, 2003
--------------------------------------------------------------------------------


The Company and its subsidiary's business entails the distribution and sale of electric energy for customers within its concession area - the state of Espirito Santo and the state of Mato Grosso do Sul - and therefore significant financial instruments are related to the following transactions:

Balances of long-term accounts receivable and accounts payable related to the extraordinary tariff recomposition and therefore not subject to adjustments to market value;

Investments in short term mutual funds and/or fixed income investments recorded at approximate market value as they are recorded with accrued interest on a pro-rata basis;

Equity stakes in other companies are in most cases shares that are not publicly traded;

Loans held by the Company are mainly long-term, and are from specific funding sources.

20.1 Exchange Rate and Interest Risks

The account value of the principal financial instrument are:



                                           PARENT COMPANY        CONSOLIDATED
                                       -------------------- --------------------
                                          Jun-03    Mar-03     Jun-03    Mar-03
                                       --------- ---------- --------- ----------
       Marketable securities             240,047   285,944    250,608   294,448

       Loans and financing-long-term   1,477,194 1,708,642  1,864,652 2,117,842


     A portion of the loans and financing are comprised of financing from government entities ELETROBRAS and BNDES.

     As the market rate (or opportunity cost of capital) is set by these government entities, taking into consideration the risk premium relative to the sector's activities and that in the absence of other financing sources or other market options and/or means to estimate the market value of such options in light of the Company's business or sector-specific circumstances, the market value of these domestic loans shall correspond to their book value, as shall other financial assets and liabilities.

     As mentioned in Note 14, foreign currency financing was obtained (in U.S. dollars), and the indebtedness and earnings were significantly impacted by the foreign exchange risk.

     Such risk may cause the Company to incur losses due to foreign exchange fluctuations, which may increase liabilities denominated in foreign currency.

     Net exposure to foreign currency risk:

                             BOOK   VALUE                  FAIR  VALUE
                          -----------------------------------------------------
                          Jun-03         Mar-03        Jun-03        Mar-03
                          ---------- ------------- -------------- -------------
 Senior Notes             1,237,711     1,445,045     1,052,054        944,076
 BNDES                       23,092        30,087        23,092         30,087
 U.S. dollar assets       (239,822)     (285,362)     (239,822)      (285,362)
                          ---------- ------------- -------------- -------------
 Net Exposure             1,020,981     1,189,770       835,324        688,801
                          ========== ============= ============== =============


The method used to determine the fair value of the Senior Notes obligation was the average market price, as of June 30, 2003, by SunGard Power Data - Dow Jones Reuters Business Interative LLC. For the US dollar assets, the contract market price at the end of the fiscal period was used, which is equal to book value.

In addition, the Company held derivatives contracts aimed at reducing the above-referred net exposure, which yielded credits to the income statement, in the monetary variations account, for losses of RS 15,683 whose parameters are as follows:

                                                                                                        LOSSES
FINANCIAL                DATE              AMOUNT                 PARAMETERS (RATES %)                     TO
             ----------------------------              -------------------------------------------         BE
INSTITUTION  TRANSACTION      MATURITY                            BANKS                   ESCELSA          REALIZED
----------------------------------------------------------------------------------------------------------------

                                                        4.02% p.a.+exchange variation
Banco Pactual      03/28/02      01/14/03    19,381             (v.s dollar)                 100% CDI    (2,176)
                                                       18.60% p.a.+exchange variation
Banco Itau         12/27/02      07/15/03    21,856             (v.s dollar)                 100% CDI    (4,986)
                                                       19.00% p.a.+exchange variation     100%CDI+3.55%
BBA                01/07/03      08/15/03    57,902             (v.s dollar)                   a.a       (8,521)
                                                                                                      ------------
                                                                                                        (15,683)
                                                                                                      ============

In the consolidated, the loans and financing of the companies in the ESCELSA System were obtained at rates and charges usual in the Brazilian and the international markets for funding of investments in the electric energy sector in their concession areas of the electric energy public service.


--------------------------------------------------------------------------------
                     QUARTERLY EARNINGS RELEASE - JUNE 2003                   17

[GRUPO EDP logo]  [ESCELSA logo]

                              QUARTERLY FINANCIAL STATEMENTS AS OF JUNE 30, 2003
--------------------------------------------------------------------------------


     The subsidiary MAGISTRA consolidates the foreign currency (US$) financial liabilities of its subsidiaries ENERSUL and CESA. In order to reduce foreign exchange-related risk, swap instruments were used to hedge a portion of these liabilities, as shown in explanatory note no. 14. The indexes used in these instruments are IGP-M plus interest of between 11.7% p.a. and 12.01% p.a., and CDI, plus interest of between 0.95% p.a. and 3.0% p.a.

     Considering the fluctuations of the Real during the period, these hedge transactions yielded gains of R$7,388, recognized in the income statement in the monetary variations accounts.

     This debt is broken-down as follows:


                                        AMOUNT                GAINS TO BE
                             -----------------------------
                LIABILITIES     BOOK VALUE      SWAP           REALIZED
         ------------------------------------  ------------- ------------
           Loans and financing  66,537          73,925          7,388


     In the consolidated statements, foreign currency debt totaling R$127,459 is subject to terms and conditions which constitute a natural hedge, thus reducing the currency risk to a minimum.

     For the remaining contracts, it is estimated that their market value are equal or near the amounts per the accounts in view of the specific characteristics of these fundings and the impossibility of determining the market value of this type of financial instrument.

     For determination of this estimate the Company's administration considered the evidence of risk inherent to the Company's business, the administrative strategy and measures aimed at managing the debt service.

20.2 Credit Risk

There is a possibility that the Company will incur losses due to non-payment by its customers. To mitigate this risk, the Company maintains the right to cut-off the supply of electric energy in the event that a customer fails to make payment in accordance with the time-periods defined by legislation and specific regulations. A provision for doubtful account liquidations is established in an amount deemed sufficient by Management to cover potential accounts receivable risks.

21. EXPLANATION ADDED IN THE TRANSLATION INTO ENGLISH

These financial statements are presented on the basis of accounting principles set forth by the Brazilian corporate law. Certain accounting practices followed by the Company and its subsidiaries that conform to generally accepted accounting principles in Brazil may not conform with generally accepted accounting principles in other countries.


--------------------------------------------------------------------------------
                     QUARTERLY EARNINGS RELEASE - JUNE 2003                   18

[GRUPO EDP logo]  [ESCELSA logo]

                              QUARTERLY FINANCIAL STATEMENTS AS OF JUNE 30, 2003
--------------------------------------------------------------------------------

ESCELSA'S NUMBERS
                                                                         PARENT COMPANY               CONSOLIDATED
                                                                 -------------------------------------------------------------------
                                                                 1st Half     1st Half     1st       1st Half   1st Half    1st
 FINANCIAL INFORMATION (In thousands of reais)                     2003         2002      Quarter       2003      2002     Quarter
                                                                                           2003                              2003
                                                                 -------------------------------------------------------------------
  Gross operating revenues                                          634,392     521,267    333,961    979,804    776,263     484,020
  Net operating revenues                                            442,854     371,345    237,708    703,249    566,826     348,485
  Income from operations                                             58,600      24,900     53,044     98,217     28,294      63,414
  Net Income(loss) for the period                                   183,260    (174,368)    82,126    183,260   (174,368)     82,126
  EBITDA (1)                                                         87,932      53,243     67,617    156,361     88,206      92,743
  Total Assets                                                    2,656,821   2,633,001  2,701,895  3,587,778  3,561,715   3,651,015
  Shareholders' equity                                              406,282     559,437    305,148    406,282    559,437     305,148
  Shares outstanding(number)                                      4,550,833   4,550,833  4,550,833
  Book value per share (R$)                                           89.28      122.93      67.05
  Share price ( R$)                                                   33.00       72.89      40.00
  Market value                                                      150,177     331,710    182,033
 INDICATORS
  Operating margin (%)                                                13.23        6.71      22.31      13.97       4.99       18.20
    (Income from operations/Net operating revenues)
  EBITDA margin (%)                                                   19.86       14.34      28.45      22.23      15.56       26.61
    (EBITDA)/Net operating revenues
  Personnel expenses plus third party services/net oper.revenues(%)   10.93       12.06       9.93      12.83      14.75       12.50
  Energy losses (%) (2)                                               11.66       11.71      11.20
  DEC-Equivalent Outage Duration per Customer (hours) (2)             12.01       14.99      11.17
  FEC- Equivalent Outage Frequency per Customer (number) (2)           9.95       11.23       9.32
  TMA-Average Service Response Time (minutes)(2)                        117         109        115
  Number of customers per employee                                      718         678        710        674        634         664
 MARKET
  Maximum demand - MWh/h                                            1,199.3     1,078,6    1,199.2
  Energy Sales - MWh                                              2,957,197   3,059,037  1,514,139  4,358,030  4,410,523   2,219,540
  Number of customers                                               966,316     939,961    966,268  1,572,339  1,528,457   1,568,357
  Average tariffto final customers - R$/MWh                          158.16      132.97     158.56          -          -           -
  Average cost of electricity purchased - R$/MWh                      82.92       64.53      82.13          -          -           -
 HUMAN RESOURCES
  Number of employees                                                 1,345       1,386      1,360      2,333      2,410       2,361
  Number of trainees                                                     40          87         36         72        108          77
  Personnel expenses (thousands of reais)                            33,243      29,699     15,817     59,679     54,269      28,629
  Personnel expenses plus third party services (thousands of reais)  48,424      44,802     23,600     90,199    483,610      43,556
------------------------------------------------------------------------------------------------------------------------------------

      (1) EBITDA = Income from operations plus depreciation and amortization
      (2) Twelve-month period


--------------------------------------------------------------------------------
                     QUARTERLY EARNINGS RELEASE - JUNE 2003                   19

[GRUPO EDP logo]  [ESCELSA logo]

                              QUARTERLY FINANCIAL STATEMENTS AS OF JUNE 30, 2003
--------------------------------------------------------------------------------


Energy sold in the first half of 2003 totaled 2,957,197 MWh, or 3.3% less than the 3,059,037 in the same period in 2002. The decline witnessed in the industrial and commercial segment was due mainly to the discontinuation of Vale do Rio Doce and Samarco as customers, as they elected to become free consumers as of January 2003.
The remaining customer segments showed significant growth; however, January and February of 2002 were rationing months, which distorts the year-on-year comparison.
If we do not consider the customers that became free consumers, energy Sales would have shown a growth of 8.4%.


                                                  MWh
--------------------------------------------------------------------------------------------
                             PARENT COMPANY                        CONSOLIDATED
                   -------------------------------------------------------------------------
     Class                     First Half                           First Half
--------------------------------------------------------------------------------------------
Retail:              2003        2002        % change     2003         2002        % change
--------------------------------------------------------------------------------------------
  Residential        636,359     574,031        10.9    1,083,816    1,001,615          8.2
  Industrial       1,334,977   1,533,620       (13.0)   1,654,260    1,857,634        (10.9)
  Commercial         394,163     421,911        (6.6)     672,167      685,516         (1.9)
  Rural              186,399     150,010        24.3      330,845      285,983         15.7
  Other              254,120     227,534        11.7      450,951      415,182          8.6
--------------------------------------------------------------------------------------------
                   2,806,018   2,907,106        (3.5)   4,192,039    4,245,931         (1.3)
 Wholesale           151,179     151,931        (0.5)     165,991      164,592          0.8
--------------------------------------------------------------------------------------------
 TOTAL             2,957,197   3,059,037         (33)   4,358,030    4,410,523         (1.2)

CUSTOMER PROFILES

The sales volume and revenue breakdown among residential and industrial customers underwent a significant change in the first half of 2003, mainly as a result of customers that became free consumers and chose to obtain energy from sources other than ESCELSA.
For the purposes of calculating revenue breakdown per segment, the effects of the regulatory asset and short-term market sales were not considered.

                                       PARENT COMPANY
                       ---------------------------------------------------------
   Class                    First half 2003            First half 2002
--------------------------------------------------------------------------------
                         As a % of   As a % of    As a % of Sales    As a % of
                       Sales Volume   Revenues        Volume          Revenues
--------------------------------------------------------------------------------
Retail:

  Residential                21.52       35.76          18.77          32.21
  Industrial                 45.14       30.81          50.13          35.96
  Commercial                 13.33       18.58          13.79          18.37
  Rural                       6.30        4.68           4.90           4.07
  Other                       8.59        8.01           7.44           7.20
--------------------------------------------------------------------------------
                             94.89       97.84          95.03          97.81
 Wholesale                    5.11        2.16           4.97           2.19
--------------------------------------------------------------------------------
    TOTAL                    100.0       100.00         100.00         100.00


NUMBER OF CUSTOMERS

The number of customers on June 30, 2003 totaled 966,316, an increase of 2.8% compared to the same period last year. During the first half of 2003, 11,935 customers were connected.


        Class                PARENT COMPANY                        CONSOLIDATED
                        ---------------------------------------------------------------------
                             June 30,           %change          June 30,            % change
---------------------------------------------              ---------------------
 Retail:                   2003         2002                 2003         2002
---------------------------------------------------------------------------------------------
   Residential           764,935      745,613      2.6     1,262,118   1,229,147         2.7
   Industrial             10,923       11,035     (1.0)       15,545      15,727        (1.2)
   Commercial             85,058       83,298      2.1       137,763     134,904         2.1
   Rural                  96,564       91,057      6.0       141,493     133,449         6.0
   Other                   8,834        8,956     (1.4)       15,415      15,225         1.2
---------------------------------------------------------------------------------------------
                         966,314      939,959      2.8     1,572,334   1,528,452         2.9
   Wholesale                   2            2       -              5          5           -
---------------------------------------------------------------------------------------------
   TOTAL                 966,316      939,961      2.8     1,572,339   1,528,457         2.9

AVERAGE TARIFF


--------------------------------------------------------------------------------
                     QUARTERLY EARNINGS RELEASE - JUNE 2003                   20

[GRUPO EDP logo]  [ESCELSA logo]

                              QUARTERLY FINANCIAL STATEMENTS AS OF JUNE 30, 2003
--------------------------------------------------------------------------------


The average tariff charged to retail customers in June 2003 was RS 159.90/MWh, while the wholesale rate to other distributors was R$ 85.23/MWh, resulting in an overall average tariff of R$ 155.77/MWh, an increase of 23.5%, compared to the same month last year. The average tariffs per segment are as follows:

        Class                                                                             R$/MWh
                     ------------------------------------------------------------------------------
                                                    PARENT COMPANY
---------------------------------------------------------------------------------------------------
                     JUN-2003    JUN-2002      % change    ATE JUN-2003   ATE JUN-2002     % change
                     ------------------------------------------------------------------------------
  Retail:
     Residential        238.81    206.35          15.7        240.46          216.67          11.0
     Industrial         111.99     91.87          21.9        105.73           91.97          15.0
     Commercial         217.45    172.85          25.8        213.84          171.08          25.0
     Rural              144.89    128.97          12.3        145.79          128.88          13.1
     Other              154.09    129.74          18.8        154.31          129.69          19.0
---------------------------------------------------------------------------------------------------
                        159.90    128.92          24.0        158.16          132.97          18.9
  Wholesale              85.23     69.24          23.1         82.89           67.09          23.6
---------------------------------------------------------------------------------------------------
  Average               155.77    126.09          23.5        154.31          129.70          19.0

QUALITY OF SERVICE RENDERED

In order to more accurately reflect service quality indicators, the amounts have been presented on a 12-month basis in order to eliminate any effects of seasonality.

  Equivalent Outage Duration per Customer-DEC

  Indicator that measures the average number of hours that customers remain without the supply of electric energy.
  For the period ended June 30, 2003, DEC was 12.01 hours, compared to 14.99 hours in the same period last year, an improvement of 19.9%. The DEC amount in 2002 was negatively impacted by the blackout that occurred in January of that year, which had an impact of 2.55 hours.

  Equivalent Outage Frequency per Customer-FEC

  Indicator that measures the average number of interruptions in the supply of electric energy, per customer.
  For the period ended June 30, 2003, FEC was 9.95, compared to 11.23 in the same period last year, an improvement of 11.4%. As in the case of the DEC indicator, the blackout in January 2002 had a negative impact of 1.0 interruption.

  Average Service Response Time-TMA

  Indicator that measures the average time between a complaint of interruptions in energy and the reestablishment of service.
  For the period ended June 30, 2003, TMA was 117 minutes, compared to 109 minutes in the same period last year.

  Energy losses

  Energy losses were reduced slightly over the past 12 months from 11.71 % in the 12-monnth period ended June 30, 2002 to 11.66% in the same period this year, a difference of 0.4%. The Company has undertaken initiatives to reduce losses, particularly among commercial customers.

FINANCIAL PERFORMANCE

INCOME FROM OPERATIONS

Income from operations in 1H03 totaled R$ 58,600 thousand compared to 9$24,900 in the same period last year, resulting in an EBITDA of R$ 87,932 thousand, equal to an EBITDA margin of 19.9%. The main items of income from operations were:

                                                        thousands of reais
---------------------------------------------------------------------------------------
                                                           First Half
                                            -------------------------------------------
                                             PARENT  COMPANY        CONSOLIDATED
                                            -------------------------------------------
                                            2003         2002        2003       2002
---------------------------------------------------------------------------------------
   Gross operating revenues                634,392      521,267    979,904     776,263
   Deductions from operating revenues     (191,538)    (149,922)  (209,437)   (276,555)
   Net operating revenues                  442,854      371,345    703,249     566,826
   Operating expenses                     (384,254)    (346,445)  (605,032)   (538,532)
   Income from operations                   58,600       24,900     98,217      28,294
   EBITDA                                   87,932       53,243    156,361      88,206
   EBITDA margin %                          19.86%       14.34%     22.23%      15.56%

OPERATING REVENUES


--------------------------------------------------------------------------------
                     QUARTERLY EARNINGS RELEASE - JUNE 2003                   21

[GRUPO EDP logo]  [ESCELSA logo]

                              QUARTERLY FINANCIAL STATEMENTS AS OF JUNE 30, 2003
--------------------------------------------------------------------------------


Gross operating revenues in 11103 totaled R$ 634,392 thousand, 21.7% higher compared to 11102. Revenue from the retail sector was R$ 589,450 thousand, 22.6% higher than in 11102, due to rate increases implemented in 2002 as well as higher sales volume.
Lower wholesale energy sales in 11103 compared to 11102 reflects short-term supply sales of excess energy made the previous year.
The increase in other revenues is due to the growth in the utilization of the transmission and distribution system by free consumers and revenues resulting from the agreement with CST.
Net operating revenues in 1 H03 totaled R$ 442,854 thousand, 19.3% higher than the same period in 2002.

                                                           thousands  of reais
                                           ----------------------------------------------------
                                           PARENT COMPANY                 CONSOLIDATED
                                           ----------------------------------------------------
                                                               First Half
                                           ----------------------------------------------------
                                            2003              2002       2003          2002
                                           ----------------------------------------------------
Retail:
  Residential                                207,250       160,717        336,236       263,686
  Industrial                                 178,539       179,450        231,095       222,111
  Commercial                                 107,654        91,677        179,742       148,564
  Rural                                       27,136        20,316         49,845        38,508
  Other                                       46,393        35,924         82,007        63,453
  Contingency fee                             22,478             -         31,721
  Regulatory assets/other                          -        (7,297)        11,028         8,991
                                           ----------------------------------------------------
                                             589,450       480,787        921,674       745,313
                                           ====================================================
 Wholesale:
  Other distributors                          12,531        10,951         14,798        12,835
  Short-term                                    (106)       19,016         (2,758)       (1,236)
                                           ----------------------------------------------------
                                              12,425        29,967         12,040        11,599
                                           ----------------------------------------------------
 Other operating revenues                     32,517        10,513         46,090        19,351
                                           ----------------------------------------------------
 Gross operating revenues                    634,392       521,267        979,804       776,263
 (-) Deductions from operating revenues     (191,538)      149,922       (276,555)     (209,437)
                                           ----------------------------------------------------
 Net operating revenues                      442,854       371,345        703,249       566,826

OPERATING COSTS

Operating costs, including operating expenses plus RGR quotas increased 10.6% from R$ 354,581 thousand in 11102 to R$ 392,278 thousand in 1H03.
Operating costs outside Company control such as energy purchased, RGR and CCC quotas increased 5.7%.
Costs managed by the Company such as personnel, material, third party services and other expenses increased from R$ 65,060 thousand to R$ 86,843 thousand in 1H03, or 14.9%, while depreciation increased 33.5%.

The increase in costs outside Company control is a result of higher energy expenses from Itaipu, a function of the currency devaluation between the two periods.

The increase in costs managed by the Company was due to the following factors:

  a) Personnel - lower transfer of costs to investments due to the reduction of such costs in 1 H03 and to higher compensation as a result of the wage agreement;
  b) Materials - higher fuel costs for vehicles used for company transport and to maintain electric system;
  c) Others -higher expenses incurred with energy conservation programs, software fees, contributions to the National Science and Technology Development Fund and an adjustment in the provision for delinquent accounts.

During 1H03 the Company conservatively provisioned R$14,001 thousand for adjustments to employee and fiscal liability provisions.

                                                                      PARENT COMPANY
                                           ---------------------------------------------------------------------
                                                                        First Half
                                           ---------------------------------------------------------------------
                                                       2003                        2002
                                           -----------------------------------------------------     % Change
                                                R$ thousand        %        R$ thousand       %
                                           ---------------------------------------------------------------------
Controlled Costs

   Personnel                                         33,243       8.5            29,699      8.4         11.9
   Material                                           3,603       0.9             3,210      0.9         12.2
   Third party services                              15,181       3.9            15,103      4.3          0.5
   Provision for contingencies                       14,001       3.6             1,256      0.4      1,014.7
   Other                                             20,815       5.3            15,792      4.5         31.8
                                           ---------------------------------------------------------------------
                                                     86,843      22.1            65,060     18.3         33.5
Depreciation                                         29,332       7.5            28,343      8.0          3.5
                                           ---------------------------------------------------------------------
TOTAL ONTROLLED COSTS                               116,175      29.6            93,403     26.3         24.4
                                           ---------------------------------------------------------------------
Non-controlled Costs:                                                                          -
   Energy purchased                                 244,851      62.4           224,563     63.3          9.0


--------------------------------------------------------------------------------
                     QUARTERLY EARNINGS RELEASE - JUNE 2003                   22

[GRUPO EDP logo]  [ESCELSA logo]

                              QUARTERLY FINANCIAL STATEMENTS AS OF JUNE 30, 2003
--------------------------------------------------------------------------------

   CCC                                               21,070       5.4            26,464      7.5       (20.4)
   Compensation for the use water resources           1,518       0.4             1,388      0.4          9.4
   ANEEL fiscalization  fee                             640       0.2               627      0.2          2.1
   RGR                                                8,024       2.0             8,136      2.3        (1.4)
                                           ---------------------------------------------------------------------
TOTAL NON-CONTROLLED COSTS                          276,103      70.4           261,178     73.7          5.7
                                           ---------------------------------------------------------------------
GRAND TOTAL                                         392,278     100.0           354,581    100.0         10.6


ENERGY PURCHASED EXPENSES

                                                    PARENT COMPANY              CONSOLIDATED
                                              -------------------------------------------------------
                                                                    First Half
                                              -------------------------------------------------------
                                                  2003          2002         2003          2002
-----------------------------------------------------------------------------------------------------
FURNAS / TRACTEBEL
Energy contracted- MWh                           2,029,894     2,615,863    2,926,733     3,835,261
Expenses - thousands of reais                      110,498       121,078      155,155       166,879
Average Tariff - R$/MWh                              54.44         46.29        53.01         43.51
-----------------------------------------------------------------------------------------------------
ITAIPU
Energy contracted- MWh                             890,543       864,033    1,253,436     1,215,985
Expenses - thousands of reais                       86,830        74,768      122,311       105,255
Average Tariff - R$/MWh                              97.50         86.53        97.58         86.56
-----------------------------------------------------------------------------------------------------
OTHER SUPPLIERS
Energy contracted- MWh                              32,290             -      252,751       115,069
Cesa - MWh                                          11,164        11,164            -             -
Expenses - thousands of reais                        4,370         1,039       21,917         4,063
Average Tariff - R$/MWh                             100.57         93.07        86.71         35.31
-----------------------------------------------------------------------------------------------------
TRANSPORT FROM ITAIPU
Expenses - thousands of reais                        3,267         2,931        4,599         4,124
Average Tariff - R$/MWh                               3.67          3.39         3.67          3.39
-----------------------------------------------------------------------------------------------------
TRANSPORT FROM OTHER
Expenses - thousands of reais                       32,766        27,080       52,926        44,662
Average Tariff - R$/MWh                              16.14         10.35        18.08         11.65
-----------------------------------------------------------------------------------------------------
SECTOR AGREEMENT AND CVA
Expenses - thousands of reais                        6,742      (10,221)        1,262      (11,690)
                                              -------------------------------------------------------
OTHER EXPENSES
Expenses - thousands of reais                          378         7,888          844         8,183
-----------------------------------------------------------------------------------------------------
TOTAL
Energy contracted- MWh                           2,952,727     3,479,896    4,432,920     5,166,315
Cesa - MWh                                          11,164        11,164            -             -
Expenses - thousands of reais                      244,851       224,563      359,014       321,476
Average Cost - R$/MWh                                82.92         64.53        80.99         62.23


FINANCIAL RESULTS

The net financial result in 1H03 was positive R$ 225,790 thousand, while in the same period last year was negative R$ 259,087 thousand.
This result was mainly due to the impact of the 5.1 % appreciation of the real against the U.S. dollar during the period, which caused a significant reduction in monetary variation and interest on the foreign currency debt obligations.

CASH AND EQUIVALENTS


--------------------------------------------------------------------------------
                     QUARTERLY EARNINGS RELEASE - JUNE 2003                   23

[GRUPO EDP logo]  [ESCELSA logo]

                              QUARTERLY FINANCIAL STATEMENTS AS OF JUNE 30, 2003
--------------------------------------------------------------------------------


ESCELSA has funds deposited in banks or invested in financial instruments in the amount of RS 244,512 thousand (R$ 256,574 thousand on a consolidated basis) as shown below:

                                                      PARENT COMPANY            CONSOLIDATED
                                                 ---------------------------------------------------
                                                                   June 30, 2003
                                                 ---------------------------------------------------
                                                  thousands       US$      thousands       US$
                                                   of reais    thousand     of reais    thousand
                                                 ---------------------------------------------------
Investments in Reais:
   Cash and bank                                   4,465             -         5,966            -
   Investments funds                                   -             -         9,124            -
   Other                                             225             -         1,662            -
                                                 ---------------------------------------------------
Total real denominated investments                 4,690             -        16,752            -
                                                 ===================================================
Investments in Dollars:
   Currency Exchange Securities- NBC's           239,822        83,503       239,822       83,503
                                                 ---------------------------------------------------
Total Dollar denominated investments             239,822        83,503       239,822       83,503
                                                 ===================================================
Total cash and equivalents                       244,512        83,503       256,574       83,503
                                                 ===================================================
US dollar = 2.8720 Real


                            STATEMENTS OF CASH FLOWS
                        (In thousands of Brazilian reais)


--------------------------------------------------------------------------------
                     QUARTERLY EARNINGS RELEASE - JUNE 2003                   24

[GRUPO EDP logo]  [ESCELSA logo]

                              QUARTERLY FINANCIAL STATEMENTS AS OF JUNE 30, 2003
--------------------------------------------------------------------------------

                                                                  PARENT COMPANY                 CONSOLIDATED
                                                          ------------------------------ ----------------------------
                                                             1st      1st        1st      1st      1st          1st
                                                             Half     Half     Quarter    Half     Half       Quarter
                                                             2003     2002      2003      2003     2003        2003
                                                          -----------------------------------------------------------
From operations:
Net Income(loss) for the period                             183,260  (174,368)  82,126   183,260 (174,368)     82,126
Adjustments to reconcile income to cash provided by
  operating activities:
Operating activities:
Long term interest and monetary and exchange variation     (284,993)  235,572  (77,659)(301,330)   254,153   (71,723)
Equity in subsidiaries                                       (3,787)   14,452   (3,327)        -         -          -
Depreciation and amortization                                 29,332   28,343    14,573   58,144    59,912     29,329
Disposal of property, plant and equipment                      1,441    2,330     1,046    2,434     5,070      1,530
Provision for losses - UTE Campo Grande                            -        -         -   19,794         -          -
Provision for contingencies                                    2,927    5,764  (12,559)   11,835     6,797    (9,687)
Regulatory assets                                                  -     (60)         - (11,028)  (12,976)          -
Liabilities adjustments                                        5,691    4,541     2,598    5,691     4,541      2,598
Deferred income taxes                                         39,699 (75,712)    12,642   43,304  (83,130)     12,678
Minority share in profit                                           -        -         -  (2,845)   (4,673)    (1,180)
Remuneration on construction work in progress                      -        -         -    (561)     (745)      (307)
                                                          -----------------------------------------------------------
                                                            (26,430)   40,862    19,440    8,698    54,581     45,364
                                                          -----------------------------------------------------------
Changes in current assets and liabilities:
Accounts receivable                                           19,777 (36,339)     6,778  (2,014)  (35,199)      9,434
Other accounts receivable                                     27,299    6,498    34,316   25,862   (1,901)     37,953
Other credits-UTE Campo Grande                                     -        -         - (42,727)         -   (13,594)
Other credits                                                 45,931  (9,971)     8,102   44,545  (16,703)      7,570
Prepaid expenses                                            (10,718) (20,960)   (2,090) (29,040)  (23,580)   (23,258)
Suppliers                                                   (14,930) (25,123)  (13,754) (13,797)  (21,762)   (20,444)
Accrued taxes and social contributions                           203    4,670   (8,247)   11,517       972    (5,295)
Accrued  obligations                                         (2,848)  (3,194)   (5,696)  (2,736)   (2,938)    (6,402)
Regulatory charges                                             1,570  (2,443)     1,980    1,259   (3,619)      3,416
Postretirement benefits                                        (390)        -     (156)    (390)         -      (156)
Variation of Parcel A items                                   16,805   28,825     4,788   20,977    29,212     10,127
Other                                                          7,548    1,201     6,089   12,275     1,721      8,993
                                                          -----------------------------------------------------------
                                                              90,247 (56,836)    32,110   25,731  (73,797)      8,344
                                                          -----------------------------------------------------------
Change in non-current assets and liabilities:
Accounts receivable                                            5,643    3,565    23,924   13,987     3,565     23,924
Escrow deposits                                              (9,235)  (5,346)   (5,915) (14,447)   (8,575)    (7,905)
Tariff bonus and surcharges                                        -    2,407         -        -     2,856          -
Affiliates and subsidiaries                                    4,731      891  (14,509)      208  (41,502)   (42,292)
Prepaid expenses                                            (25,862)    2,409  (12,200) (26,993)   (5,410)    (6,611)
Variation of Parcel A items                                   14,416        -     1,220   14,036         -      (321)
Other credits - low income                                     4,940        -   (5,784)    6,340         -    (7,951)
Suppliers                                                      (744)    7,357         -    (744)     7,357          -
Other                                                         17,538    5,929     2,649   22,949     7,313      2,700
                                                          -----------------------------------------------------------
                                                              11,427   17,212  (10,615)   15,336  (34,396)   (38,456)
                                                          -----------------------------------------------------------
Net cash provided (use in) operating activities               75,244    1,238    40,935   49,765  (53,612)     15,252
                                                          -----------------------------------------------------------
Investing activities:
Additions to property, plant and equipment                  (22,504) (22,828)  (11,586) (59,841)  (87,240)   (27,044)
Additions to investments                                   (101,133) (66,996)  (20,288)        2     (102)          1
Obligations related to the concession                          3,913    1,868     1,415    5,400     1,950      1,782
                                                          -----------------------------------------------------------
Net cash used in investing activities                      (119,724) (87,956)  (30,459) (54,439)  (85,392)   (25,261)
                                                          -----------------------------------------------------------
Financing activities:
Loans and financing                                          (5,578)   39,767    12,276 (51,913)    60,367    (9,714)
Accrued interest and fees                                   (12,955)   11,055  (38,479) (13,176)    11,939   (36,778)
Dividends                                                          -        -         -    (291)   (4,531)      (294)
Affiliates and subsidiaries                                     (70)        -        13        -    34,687     33,733
                                                          -----------------------------------------------------------
Net cash provided by (used in) financing activities         (18,603)   50,822  (26,190) (65,380)   102,462   (13,053)
                                                          -----------------------------------------------------------
Net increase(decrease) in cash and cash equivalents         (63,083) (35,896)  (15,714) (70,054)  (36,542)   (23,062)
                                                          -----------------------------------------------------------
Cash and cash equivalents at the beginning of the period     307,595  257,765   307,595  326,628   259,497    326,628
Cash and cash equivalents at the end of the period           244,512  221,869   291,881  256,574   222,955    303,566
                                                          -----------------------------------------------------------
                                                            (63,083) (35,896)  (15,714) (70,054)  (36,542)   (23,062)
                                                          -----------------------------------------------------------



--------------------------------------------------------------------------------
                     QUARTERLY EARNINGS RELEASE - JUNE 2003                   25

[GRUPO EDP logo]  [ESCELSA logo]

                              QUARTERLY FINANCIAL STATEMENTS AS OF JUNE 30, 2003
--------------------------------------------------------------------------------


                STATEMENTS OF INCOME BY QUARTER - UNCONSOLIDATED
                        (in thousands of Brazilian Reais)

                                   -------------------------------------------------------------------------------------------------
                                                        2003                                                   2002
                                   -------------------------------------------------------------------------------------------------
                                     1st Quarter    2nd Quarter     Total      1st Quarter     2nd Quarter  3rd Quarter  4th Quarter
                                   -------------------------------------------------------------------------------------------------
NET OPERATING REVENUES                    237,708       205,146      442,854      208,163       163,182       218,287        247,616
                                   -------------------------------------------------------------------------------------------------
OPERATING EXPENSES                      (184,664)     (199,590)    (384,254)    (176,949)     (169,496)     (194,567)      (201,271)
                                   -------------------------------------------------------------------------------------------------
Electricity purchased for resale        (122,881)     (121,970)    (244,851)    (108,323)     (116,240)     (132,396)      (142,881)
Depreciation and amortization            (14,573)      (14,759)     (29,332)     (14,131)      (14,212)      (14,278)       (14,460)
Personnel                                (15,817)      (17,426)     (33,243)     (14,225)      (15,474)      (17,527)       (15,879)
Material                                  (1,936)       (1,667)      (3,603)      (1,557)       (1,653)       (1,937)        (1,701)
Third party services                      (7,783)       (7,398)     (15,181)      (7,698)       (7,405)       (8,074)        (8,772)
Fuel usage quota - CCC                   (10,522)      (10,548)     (21,070)     (12,907)      (13,557)      (11,631)       (10,439)
Provision for contingencies                 (140)      (13,861)     (14,001)            0       (1,256)      1,256.00        (3,246)
Other expenses                           (11,012)      (11,961)     (22,973)     (18,108)           301       (9,980)        (3,893)
                                   -------------------------------------------------------------------------------------------------
Income from operations                     53,044         5,556       58,600       31,214       (6,314)        23,720         46,345
                                   -------------------------------------------------------------------------------------------------
EQUITY IN SUBSIDIARIES                      3,327           460        3,787        8,268      (22,720)      (19,997)       (30,849)
                                   -------------------------------------------------------------------------------------------------
FINANCIAL REVENUES                         60,952         5,725       66,677       19,215        44,805        34,552         39,200
                                   -------------------------------------------------------------------------------------------------
FINANCIAL EXPENSES                          8,591       150,522      159,113     (37,757)     (285,350)     (522,010)        101,198
                                   -------------------------------------------------------------------------------------------------
Monetary variation-electricity
 purchased                                (7,091)       (5,716)     (12,807)        (305)       (3,569)         (194)        (4,958)
Monetary and exchange variation
 on loans and financing                    74,488       215,335      289,823      (2,821)     (232,751)     (466,210)        157,413
Interest on loans and financing          (50,486)      (45,403)     (95,889)     (32,037)      (42,005)      (50,456)       (45,829)
Other                                     (8,320)      (13,694)     (22,014)      (2,594)       (7,025)       (5,150)        (5,428)
                                   -------------------------------------------------------------------------------------------------
Financial results                          69,543       156,247      225,790     (18,542)     (240,545)     (487,458)        140,398
                                   -------------------------------------------------------------------------------------------------
NON-OPERATING REVENUES(EXPENSES),
 net                                      (1,303)         (199)      (1,502)      (2,974)          (82)         (952)        (9,545)
                                   -------------------------------------------------------------------------------------------------
INCOME(LOSS) BEFORE TAXES                 124,611       162,064      286,675       17,966     (269,661)     (484,687)        146,349
Social contribution and income tax       (42,485)      (60,930)    (103,415)      (3,811)        81,138           616          2,838
                                   -------------------------------------------------------------------------------------------------
NET INCOME(LOSS) FOR THE PERIOD            82,126       101,134      183,260       14,155     (188,523)     (484,071)        149,187
------------------------------------------------------------------------------------------------------------------------------------

                                                              FINANCIAL RATIOS AND OTHER INFORMATION
------------------------------------------------------------------------------------------------------------------------------------
EBITDA                                     67,617        20,315       87,932       45,345         7,898        37,998         60,805
                                   -------------------------------------------------------------------------------------------------
(+)Financial revenues                      60,952         5,725       66,677       19,215        44,805        34,552         39,200
(+)Non-operating revenues
 (expenses), net                          (1,303)         (199)      (1,502)      (2,974)          (82)         (952)        (9,545)
                                   -------------------------------------------------------------------------------------------------
=Adjusted EBITDA                          127,266        25,841      153,107       61,586        52,621        71,598         90,460
CAPEX                                      11,586                     11,586       12,241        10,587        13,525         14,538
TOTAL DEBT                              1,870,016     1,644,828    1,644,828    1,242,033     1,479,253     2,078,711      1,935,399
INTEREST ON LOANS AND FINANCING            50,486        45,403       95,889       32,037        42,005        50,456         45,829
EBITDA margin                               28.4%          9.9%        19.9%        21.8%          4.8%         17.4%          24.6%
EBITDA/Interest on loans
 and financing                               1,3x          0,4x          0.9         1,4x          0,2x          0,8x           1,3x
------------------------------------------------------------------------------------------------------------------------------------

(Table Continued)

-------------------------------------------------------------------
                                     ----------------   LTM ended
                                            Total       June 2003
-------------------------------------------------------------------
NET OPERATING REVENUES                    837,248         908,757
                                   --------------------------------
OPERATING EXPENSES                      (742,283)       (780,092)
                                   --------------------------------
Electricity purchased for resale        (499,840)       (520,128)
Depreciation and amortization            (57,081)        (58,070)
Personnel                                (63,105)        (66,649)
Material                                  (6,848)         (7,241)
Third party services                     (31,949)        (32,027)
Fuel usage quota - CCC                   (48,534)        (43,140)
Provision for contingencies               (3,246)        (15,991)
Other expenses                           (31,680)        (36,846)
                                   --------------------------------
Income from operations                     94,965         128,665
                                   --------------------------------
EQUITY IN SUBSIDIARIES                   (65,298)        (47,059)
                                   --------------------------------
FINANCIAL REVENUES                        137,772         140,429
                                   --------------------------------
FINANCIAL EXPENSES                      (743,919)       (261,699)
                                   --------------------------------
Monetary variation-electricity
 purchased                                (9,026)        (17,959)
Monetary and exchange variation
 on loans and financing                 (544,369)        (18,974)
Interest on loans and financing         (170,327)       (192,174)
Other                                    (20,197)        (32,592)
                                   --------------------------------
Financial results                       (606,147)       (121,270)
                                   --------------------------------
NON-OPERATING REVENUES(EXPENSES),
 net                                     (13,553)        (11,999)
                                   --------------------------------
INCOME(LOSS) BEFORE TAXES               (590,033)        (51,663)
Social contribution and income tax        80,781         (99,961)
                                   --------------------------------
NET INCOME(LOSS) FOR THE PERIOD         (509,252)       (151,624)
-------------------------------------------------------------------
              FINANCIAL RATIOS AND OTHER INFORMATION
-------------------------------------------------------------------
EBITDA                                   152,046         186,735
                                -----------------------------------
(+)Financial revenues                    137,772         140,429
(+)Non-operating revenues
 (expenses), net                         (13,553)        (11,999)
                                -----------------------------------
=Adjusted EBITDA                         276,265         315,165
CAPEX                                     50,891          39,649
TOTAL DEBT                             1,935,399       1,644,828
INTEREST ON LOANS AND FINANCING          170,327         192,174
EBITDA margin                              18.2%           20.5%
EBITDA/Interest on loans
 and financing                             0,9x            1,0x
-------------------------------------------------------------------


--------------------------------------------------------------------------------
                     QUARTERLY EARNINGS RELEASE - JUNE 2003                   26

[GRUPO EDP logo]  [ESCELSA logo]

                              QUARTERLY FINANCIAL STATEMENTS AS OF JUNE 30, 2003
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
                     QUARTERLY EARNINGS RELEASE - JUNE 2003                   27